Exhibit 2.3

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

CityBase, Inc.,

GTY Technology Holdings Inc., (Cayman Islands)

GTY Technology Holdings Inc. (Massachusetts)

GTY CB Merger Sub, Inc.

and

Shareholder Representative Services LLC

dated September 12, 2018

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(continued)

-ii-

(continued)

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(continued)

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Exhibits and Schedules

Exhibit A	Form of Letter of Transmittal

Exhibit B	Earnout

Exhibit C	Registration Rights

Exhibit D	Form of CB Holders Written Consent

Exhibit E	Form of Escrow Agreement

Exhibit F	GTY Equity Incentive Plan

Exhibit G	Form of Lock Up Agreement

Company’s Disclosure Schedule

GTY’s Disclosure Schedule

Schedule 1.2(b)	Per Share Closing Cash Consideration and Per Option Closing Cash Consideration Calculation

Schedule 6.2(e)	Consents or Permits

Schedule 6.2(h)	Lockup Agreements and Letters of Transmittal

Schedule 6.2(o)	Restrictive Covenants Agreements

Schedule 7.1(a)	Indemnity Matters

Schedule 9.1	Company Knowledge Parties

Schedule 9.2	Key Executives

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into on September 12, 2018 by and among CityBase, Inc., a Delaware corporation (the “Company”), GTY Technology Holdings Inc., a Cayman Islands exempted company (“GTY”), GTY Technology Holdings Inc., a Massachusetts corporation (“Holdings”), GTY CB Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the CB Holders’ Representative pursuant to the designation in Section 10.18. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 9 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of the Company, GTY, Holdings and Merger Sub may also be referred to individually herein as a “Party,” and collectively as the “Parties.”

PRELIMINARY STATEMENTS

A.          GTY is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

B.          Holdings is a newly formed, wholly-owned, direct subsidiary of GTY and was formed for the purpose of consummating the Transaction and the Roll-Up Transactions, and the parties hereto have agreed that it is desirable to utilize Holdings to effectuate the Transaction and file the Registration Statement with the SEC.

C.           Prior to the Effective Time, a newly formed wholly-owned subsidiary of Holdings (“GTY Merger Sub”) will merge with and into GTY with GTY continuing as the surviving entity upon the terms and subject to the conditions set forth in an agreement and plan of merger by and among Holdings, GTY and GTY Merger Sub (the “GTY Merger”).

D.           Merger Sub is a newly formed, wholly-owned Subsidiary of GTY, and was formed for the sole purpose of the Transaction.

E.           The Company and its Subsidiaries are engaged in the business of offering an enterprise content, digital services and payment platform for government and utilities (the “Business”).

F.           The Parties desire that, at the Effective Time, Merger Sub merge with and into the Company, with the Company continuing as the surviving entity upon the terms and subject to the conditions set forth in this Agreement (the “Merger”).

G.           Each of the Board of Directors of Holdings (the “Holdings Board”) and the Board of Directors of GTY (the “GTY Board”) has (a) determined that it is in the best interests of its stockholders for Holdings to acquire the Company and (b) approved this Agreement and the other transactions contemplated hereby, including the Merger, in each case, upon the terms and subject to the conditions set forth in this Agreement.

H.           The Board of Directors of the Company (the “Company Board”) and the Board of Directors of Merger Sub, in each case, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), has unanimously (a) determined that it is in the best interests of its stockholders for Holdings to acquire the Company and (b) approved this Agreement and the other transactions contemplated hereby, including the Merger, in each case, upon the terms and subject to the conditions set forth in this Agreement.

I.            For U.S. federal income tax purposes, the Parties intend that the GTY Merger, together with the Merger and other transactions to be consummated as part of the Roll-up Transactions qualify as a contribution of CB Shares by the CB Holders to Holdings described in Section 351 of the Code.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article 1
TRANSACTIONS

1.1          Merger.

(a)          Merger. On the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the DGCL, Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving company (the “Surviving Company”), and shall continue to be governed by the applicable Laws of the State of Delaware.

(b)          Effective Time. Subject to the provisions of this Agreement, prior to the Closing, the Parties shall duly prepare, and at the Closing, execute and file a certificate of merger for the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware with respect to the Merger and make all other filings or recordings as may be required by the DGCL to make the Merger effective. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree and as shall be set forth in the GTY Certificate of Merger (the “Effective Time”).

(c)          Effect of Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.

(d)          Certificate of Incorporation of the Surviving Company. At the Effective Time, the certificate of incorporation of the Surviving Company shall be amended and restated in its entirety to contain the provisions set forth in the certificate of incorporation of Merger Sub.

(e)          Bylaws of the Surviving Company. At the Effective Time, Holdings shall cause the bylaws of the Surviving Company to be amended and restated in their entirety to contain the provisions as set forth substantially in the bylaws of Merger Sub.

(f)          Directors of the Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Company until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Company.

(g)          Officers of the Surviving Company. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Company.

1.2          Effect of Merger on Capital Stock and Options. At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Merger Sub, Holdings, GTY or any CB Holder:

(a)          Merger Sub Capital Stock. Each Share of Capital Stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable share of common stock of the Surviving Company.

(b)          CB Shares. Each CB Common Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (A) an amount equal to the Per Share Closing Cash Consideration, calculated as set forth in Schedule 1.2(b), payable to the holder thereof in accordance with the procedures set forth in Section 1.3, plus (B) the amounts, if any, that become payable in respect of such CB Share in the future from the Purchase Price Escrow Account, plus (C) the amounts, if any, that become payable in respect of such CB Share in the future from the Indemnity Escrow Account, plus (D) the amounts, if any, that become payable in respect of such CB Share in the future from the remaining balance of the Expense Fund, if any, pursuant to Section 10.18(e), plus (D) the Earnout Consideration in accordance with Exhibit B (collectively, the “Per Share Merger Consideration”), and the holders thereof shall cease to have any further rights as holders of CB Shares. The payment of the Earnout Consideration shall be made in accordance with Exhibit B.

(c)          Dissenting Shares. Notwithstanding the foregoing provisions of this Article 1 any CB Shares held by Persons who object to the Merger and comply with the provisions of the DGCL concerning the rights of holders of CB Shares to dissent from the Merger and require appraisal of their CB Shares (“Dissenting Shares” and such Persons, “Dissenting Stockholders”) shall not be converted into a right to receive any portion of the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by the DGCL. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to the DGCL shall receive payment therefor from the Surviving Company in accordance with the DGCL; provided, however, that (i) if any such holder of Dissenting Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in the DGCL, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Share and shall be treated as if it had been a CB Share immediately prior to the Effective Time and converted, as of the Effective Time, into a right to receive from the Surviving Company the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article 1, without any interest thereon (and such holder shall be treated as a CB Holder). The Company shall provide GTY reasonably prompt written notice of any demands received by the Company for appraisal of CB Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and GTY shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Without the prior written consent of GTY, the Company shall not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. From and after the Effective Time, no stockholder of the Company who has properly exercised and perfected appraisal rights pursuant to the DGCL shall be entitled to vote his or her CB Shares for any purpose or receive payment of dividends or other distributions with respect to his or her CB Shares (except dividends and distributions payable to stockholders of record at a date which is prior to the Effective Time).

(d)          Prior to the Effective Time, the Company shall take all actions that may be necessary to ensure that no shares of Series A Preferred Stock, $0.00001 par value, of the Company, no shares of Series B Preferred Stock, $0.00001 par value of the Company, and no shares of any other series of preferred stock of the Company are outstanding as of the Effective Time.

1.3          Restricted Shares.

(a)          At the Effective Time, each Restricted Share held by any CB Holder that is unvested and outstanding immediately prior to the Effective Time (after giving effect to any vesting that is contingent upon the completion of the Merger) shall be cancelled, terminated and extinguished by the Company.

(b)          Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company 2016 Equity Incentive Plan and otherwise) to (i) effectuate the provisions of this Section 1.3 and Section 1.2(b) and (ii) to ensure that, from and after the Effective Time holders of Restricted Shares shall have no rights with respect thereto other than those specifically provided in this Section 1.3 and in Section 1.2(b).

1.4          Options.

(a)          Treatment of Vested Qualifying Options. None of the Surviving Company, GTY or Holdings will assume any Option that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable. Subject to a Vested Qualifying Option Holder providing the Company with a duly completed and validly executed Option Cancellation Agreement, each Vested Qualifying Option held by such Vested Qualifying Option Holder that is unexpired and unexercised immediately prior to the Effective Time shall be cancelled and converted at the Effective Time into the right to receive (A) an amount in cash, without interest, equal to the product of (a) that number of CB Common Shares for which such Vested Qualifying Option is exercisable, multiplied by (b) the Per Option Closing Cash Consideration, calculated as set forth in Schedule 1.2(b), which Per Option Closing Cash Consideration will then be reduced by any applicable Taxes; plus (B) the amounts, if any, that become payable in respect of such Vested Qualifying Option in the future from the Purchase Price Escrow Account, plus (C) the amounts, if any, that become payable in respect of such Vested Qualifying Option in the future from the remaining balance of the Expense Fund, if any, pursuant to Section 10.18(e), plus (D) the Earnout Consideration in accordance with Exhibit B (the “Per Option Merger Consideration”).

(b)          Payments to Vested Qualifying Option Holders. Any payments to any Vested Qualifying Option Holder shall be to the Exchange Agent for further payment, as soon as practicable, to the Surviving Company. Holdings or GTY will cause the Surviving Company to pay to holders of Vested Qualifying Options, through the Surviving Company’s payroll processing system or other appropriate account, any such payments as soon as practicable, net of applicable Tax withholding. The payment of the Earnout Consideration shall be made in accordance with Exhibit B.

(c)          Treatment of Other Options. All Options that are outstanding immediately prior to the Effective Time (whether vested or unvested) and that are not Vested Qualifying Options will terminate and cease to be outstanding at the Effective Time, without the payment of any consideration in respect thereof. If requested by Holdings, the Company shall deliver duly executed Option Cancellation Agreements from each holder of such Options.

1.5          Convertible Notes and Warrants.

(a)          At the Effective Time, each Convertible Note that is outstanding immediately prior to the Effective Time shall be, at the election of the holder of the Convertible Note, repaid in full or converted into CB Shares, in each case in accordance with the terms of the Convertible Note. At the Effective Time, each Warrant will be automatically exercised in accordance with the terms of the Warrant, and any warrant holder who would otherwise be entitled to a fraction of a CB Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share as determined in accordance with the terms of the Warrant.

(b)          Prior to the Effective Time, the Company shall take all actions that may be necessary to (i) effect the provisions of this Section 1.5 and Section 1.2(b) and (ii) to ensure that, from and after the Effective Time, holders of Convertible Notes and Warrants have no rights with respect thereto other than those specifically provided in this Section 1.5 and in Section 1.2(b).

1.6          Payment and Delivery of Merger Consideration.

(a)          Immediately prior to the Effective Time, GTY shall deposit, or shall cause to be deposited with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by GTY and be reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the CB Holders, for exchange in accordance with this Section 1.6 through the Exchange Agent, sufficient funds and shares of Holdings Common Stock in an aggregate amount necessary for the payment of:

(i)          the Per Share Closing Cash Consideration payable to each CB Shareholder, which shall not include any amounts otherwise payable in respect of any Dissenting Shares, and the Per Option Closing Cash Consideration payable to each Vested Qualifying Option Holder; provided that the Key Executives of the Company shall receive twenty percent (20%) of the Per Share Closing Cash Consideration or the Per Option Closing Cash Consideration payable to such executives in newly issued shares of Holdings Common Stock, each with a nominal value of Ten Dollars ($10.00) per share (the “Merger Shares”), in lieu of cash; and provided further that GTY or Holdings will promptly thereafter pay to the Exchange Agent any additional Per Share Closing Cash Consideration due to any Dissenting Shares becoming CB Shares in accordance with Section 1.2(b); and

(ii)         the Closing Earnout Payment due to each Closing Earnout Recipient.

The aggregate Per Share Merger Consideration, the aggregate Per Option Merger Consideration, and the Merger Shares, are referred to herein, collectively, as the “Merger Consideration.” The funds and shares provided to the Exchange Agent are referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver (i) the Per Share Closing Cash Consideration and the Closing Earnout Payments, (ii) the Per Option Closing Cash Consideration and (iii) the Merger Shares contemplated to be issued pursuant to Section 1.2(b), Section 1.4 and Section 1.6(a)(i), respectively, out of the Exchange Fund. Except as contemplated by Section 1.6(h) hereof, the Exchange Fund shall not be used for any other purpose.

(b)          At the Effective Time, GTY and Holdings shall cause the Purchase Price Escrow Amount to be deposited into the Purchase Price Escrow Account, which Purchase Price Escrow Amount shall be released from the Purchase Price Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.

(c)          At the Effective Time, GTY and Holdings shall cause the Indemnity Escrow Amount to be deposited into the Indemnity Escrow Account, which Indemnity Escrow Amount shall be released from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.

(d)          At the Effective Time, GTY and Holdings shall cause the Expense Fund Amount to be deposited into the Expense Fund, which Expense Fund Amount shall be released from the Expense Fund in accordance with the terms of this Agreement.

(e)          As promptly as practicable after the Effective Time, GTY and Holdings shall cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of CB Shares entitled to receive the Per Share Merger Consideration pursuant to Section 1.2(b): (i) a letter of transmittal in the form attached hereto as Exhibit A (the “Letter of Transmittal”) (which shall specify the delivery of any certificates evidencing the CB Shares (the “Certificates”) shall be effected, and risk of loss and title to the certificates evidencing the Merger Consideration shall pass only upon proper delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) pursuant to such Letter of Transmittal. Upon surrender to the Exchange Agent of a Certificate (or affidavits of loss in lieu thereof) for cancellation, together with such Letter of Transmittal (solely if required by the Exchange Agent), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Merger Consideration which such holder has the right to receive pursuant to Section 1.2(b) and Section 1.6(a)(i) (which, with respect to any Merger Shares, shall be in book-entry form unless a physical certificate is requested), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of CB Shares that is not registered in the transfer records of the Company, the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) may be issued to a transferee if the Certificate representing such CB Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 1.6, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the portion of the Merger Consideration to which such holder is entitled pursuant to Section 1.2(b) and Section 1.6(a)(i).

(f)          No dividends or other distributions declared or made after the Effective Time with respect to the Merger Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Merger Shares represented thereby, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Merger Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such Merger Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Merger Shares.

(g)          No certificates evidencing fractional Merger Shares shall be issued upon the surrender for exchange of Certificates, and in lieu thereof, each Person who would otherwise be entitled to a fraction of a Merger Share shall receive, in lieu of such fractional share, cash in an amount equal to the value of such fractional share.

(h)          Any portion of the Exchange Fund that remains undistributed to any holders of CB Shares for one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any CB Holders who have not theretofore complied with this Section 1.6 shall thereafter look only to the Surviving Company for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by CB Holders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(i)          Notwithstanding any provision of this Agreement to the contrary, none of the Exchange Agent, GTY, Holdings, the Surviving Company or any other Person shall be liable to any CB Holder or to any other Person for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(j)          If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if reasonably required by Holdings, the posting by such Person of a bond, in such reasonable amount as Holdings may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the consideration into which the CB Shares represented by such lost, stolen or destroyed Certificate shall have been converted.

1.7          Closing Date Statement. No later than two (2) Business Days before the Closing Date, the Company shall deliver to GTY a statement (the “Closing Date Statement”) setting forth or attaching, as applicable:

(a)          the Company’s good faith estimate of Closing Date Cash (the “Estimated Closing Cash Amount”) and Closing Date Indebtedness (the “Estimated Closing Indebtedness Amount”); and

(b)          the resulting calculation of the Cash Consideration.

1.8          Post-Closing Purchase Price Determination.

(a)          After Closing, Holdings shall cause to be prepared and, within sixty (60) days after Closing, Holdings shall cause to be delivered to the CB Holders’ Representative, a statement (together with reasonable supporting documentation) setting forth the GTY Parties’ determination of (i) Closing Date Cash and (ii) Closing Date Indebtedness (the “Purchase Price Adjustment Statement”).

(b)          Following the Closing Date, the Company shall permit the CB Holders’ Representative and its counsel, accountants and other advisors reasonable access (during normal business hours, with the right to make copies) to the financial and other relevant books and records of the Company and its Subsidiaries, in each case for the purposes of the review and objection right and dispute process contemplated in this Section 1.8. Notwithstanding the foregoing provisions of this Section 1.8(b), the Company shall not be required to, or to cause any of its Subsidiaries or Affiliates to, grant access to or furnish information to the CB Holders’ Representative to the extent that (a) such information is subject to an attorney/client or attorney work product privilege or (b) such access or the furnishing of such information is prohibited by applicable Law.

(c)          If the CB Holders’ Representative disagrees with the Purchase Price Adjustment Statement, the CB Holders’ Representative shall notify Holdings in writing of such disagreement within thirty (30) days after delivery of the Purchase Price Adjustment Statement, which notice shall describe in reasonable detail the nature of such disagreement, including the specific items involved and the dollar amounts thereof (a “Purchase Price Dispute Notice”). Any component of Holdings’ Purchase Price Adjustment Statement that is not the subject of an objection by the CB Holders’ Representative shall be final and binding on the Parties and deemed to be part of the Final Purchase Price Adjustment Statement. If the CB Holders’ Representative does not deliver a Purchase Price Dispute Notice within such 30-day period, the Purchase Price Adjustment Statement, as delivered by Holdings to the CB Holders’ Representative, shall be the Final Purchase Price Adjustment Statement. If the CB Holders’ Representative does deliver a Purchase Price Dispute Notice within such 30-day period (the aggregate amount in dispute as set forth in the Purchase Price Dispute Notice, the “Disputed Amounts”), then the Disputed Amounts shall be resolved pursuant to Section 1.8(d).

(d)          Holdings and the CB Holders’ Representative shall negotiate in good faith to resolve any Disputed Amounts and, if the Parties are able to resolve all Disputed Amounts, the Purchase Price Adjustment Statement, as modified to reflect such resolution, shall be the Final Purchase Price Adjustment Statement. If Holdings and the CB Holders’ Representative are unable to resolve all Disputed Amounts within twenty (20) days after delivery of the CB Holders’ Representative’s Purchase Price Dispute Notice, then the Disputed Amounts shall be referred for final determination to a mutually agreed upon nationally recognized firm of independent certified public accountants, which does not have any material relationship with GTY, Holdings, the CB Holders’ Representative or any of their respective Affiliates (such firm, or any successor thereto, the “Accounting Arbitrator”) within fifteen (15) days after the end of such 20-day period. If Holdings and the CB Holders’ Representative are unable to agree upon an Accounting Arbitrator within such 15-day period, then the Accounting Arbitrator shall be an accounting firm of national standing designated by the American Arbitration Association in New York, New York which does not have any material relationship with Holdings, the Company or any of their respective Affiliates. The CB Holders’ Representative and Holdings shall execute any agreement reasonably required by the Accounting Arbitrator for its engagement hereunder. The Accounting Arbitrator shall consider only those Disputed Amounts which Holdings and the CB Holders’ Representative have been unable to resolve. The Accounting Arbitrator will act as an expert (not an arbitrator) and may select as a resolution the position of either Holdings or the CB Holders’ Representative for each Disputed Amount (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review) or may impose an alternative resolution which cannot be higher than the highest value or lower than the lowest value presented by each Party for a disputed amount. The Accounting Arbitrator shall deliver to Holdings and the CB Holders’ Representative, as promptly as practicable, and in any event within forty-five (45) days after its appointment, a written report setting forth the resolution of such Disputed Amounts. Such report shall be final and binding upon the Parties. In selecting such resolution, the Accounting Arbitrator shall rely solely on the terms of this Agreement and on written submissions and supporting material provided by Holdings and the CB Holders’ Representative, and at the Accounting Arbitrator’s election, pursuant to responses provided by Holdings and the CB Holders’ Representative to inquiries posed by the Accounting Arbitrator’s review of the foregoing, but not pursuant to an independent review. Upon the decision of the Accounting Arbitrator, the Purchase Price Adjustment Statement, as adjusted to the extent necessary to reflect the Accounting Arbitrator’s decision (and as otherwise adjusted in accordance with this Article 1), shall be the Final Purchase Price Adjustment Statement. The fees, costs and expenses of the Accounting Arbitrator shall be allocated to and borne by Holdings and the CB Holders’ Representative (on behalf of the CB Holders) based on the inverse of the percentage that the Accounting Arbitrator’s determination (before such allocation) bears to the Disputed Amount as originally submitted to the Accounting Arbitrator. For example, should the items in dispute total in amount to $1,000 and the Accounting Arbitrator awards $600 in favor of the CB Holders’ Representative’s position, 60% of the costs of its review would be borne by Holdings and 40% of the costs would be borne by the CB Holders’ Representative.

(e)          “Final Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Closing Date Indebtedness amount as set forth in the Final Purchase Price Adjustment Statement, plus (iii) the Closing Date Cash as set forth in the Final Purchase Price Adjustment Statement.

1.9          Post-Closing Adjustment Amount.

(a)          The “Adjustment Amount,” which may be positive or negative, shall mean an amount equal to (i) the Final Cash Consideration, minus (ii) Cash Consideration.

(b)          If the Adjustment Amount is a positive number or zero, then:

(i)          Holdings and the CB Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein to the Exchange Agent for the benefit of the CB Holders, and

(ii)         Holdings shall promptly pay to the Exchange Agent the Adjustment Amount for the benefit of the CB Holders.

(c)          If the Adjustment Amount is a negative number, then Holdings and the CB Holders’ Representative shall provide joint written instructions to the Escrow Agent to deliver promptly from the Purchase Price Escrow Account all of the funds contained therein as follows:

(i)          to Holdings, an amount equal to the lesser of: (x) the balance of the Purchase Price Escrow Account, or (y) the absolute value of the Adjustment Amount; and

(ii)         if the absolute value of the Adjustment Amount is less than the balance of the Purchase Price Escrow Account, to the Exchange Agent the remainder of the Purchase Price Escrow Account, for the benefit of the CB Holders.

(d)          To the extent that the absolute value of the Adjustment Amount exceeds the balance of the Purchase Price Escrow Account, Holdings shall be entitled to recover such excess adjustment amount, at its option in its sole discretion, from the Indemnity Escrow Account or directly from the CB Holders on a several basis.

(e)          Any amounts payable pursuant to this Section 1.9 shall be paid (or joint instruction to the Escrow Agent shall be provided) within two (2) Business Days after final determination pursuant to Section 1.8 of the Final Purchase Price Adjustment Statement, by wire transfer of immediately available funds to an account designated by the Party receiving such payment.

(f)          The CB Holders’ Representative and Holdings agree to treat any payment made pursuant to this Section 1.9 as an adjustment to the purchase price for federal, state, local and non-U.S. income Tax purposes.

1.10         Escrowed Portion of the Purchase Price. For the purpose of securing the CB Holders’ obligations under Section 1.9, at the Closing, Holdings shall deliver or cause to be delivered $100,000 in cash (the “Purchase Price Escrow Amount”) to the Escrow Agent by wire transfer of immediately available funds to an account (the “Purchase Price Escrow Account”) that will be designated and administered by the Escrow Agent pursuant to the Escrow Agreement. The Escrow Agreement will provide, among other things, that all amounts in the Purchase Price Escrow Account will be released in accordance with the amounts provided on the Final Purchase Price Adjustment Statement and paid pursuant to Section 1.6.

1.11         Withholding. GTY, Holdings, the Surviving Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person (including payments of the Cash Purchase Price, the Indemnity Escrow Amount, the Purchase Price Escrow Amount, the Expense Fund Amount and the Earnout Consideration) such amounts as GTY, Holdings, the Surviving Company, the Exchange Agent, or any Affiliate thereof are required to deduct and withhold therefrom under the Code, or under any provision of state, local or foreign Tax Law or under any other applicable legal requirement. To the extent such amounts are so deducted or withheld and paid over to the proper Governmental Body in accordance with all applicable Laws, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.12         Closing. The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, or remotely via electronic exchange of documents and signatures, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually agree in writing (the “Closing Date”).

Article 2
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

As an inducement to GTY, Holdings and Merger Sub to enter into this Agreement and to consummate the Transaction, the Company hereby represents and warrants to GTY, Holdings and Merger Sub as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that:

2.1          Organization, Qualification and Power. Each Company Party (i) is a corporation, duly organized, validly existing and in good standing under the Laws of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or if applicable to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents of each Company Party. No Company Party is in default under or in material violation of any provision of its Organizational Documents, or has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name within the past five (5) years.

2.2          Authorization of Transaction. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, and subject to the CB Holder Consent, to perform its obligations hereunder and thereunder and consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Company is or, at the Closing will become, a party, and the consummation of the Transaction, have been duly approved by all requisite action on the part of the Company, subject only to the CB Holder Consent. This Agreement and each Ancillary Agreement to which the Company is, or at Closing will become a party, have been, or at the Closing will be, duly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by each other party hereto, this Agreement constitute, or with respect to any Ancillary Agreement to be executed at Closing will constitute, the valid and legally binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.

2.3          Capitalization and Subsidiaries.

(a)          Section 2.3(a) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Capital Stock of the Company, and Section 2.3(a) of the Company’s Disclosure Schedule lists the record and beneficial owners of such CB Shares and the number of CB Shares owned by each such Person. All of the CB Shares are duly authorized, validly issued, fully paid and non-assessable, and have been issued in compliance, in all material respects, with all Laws, including securities Laws. None of the CB Shares have been issued in violation of, or are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(a) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock or other securities of the Company outstanding as of the date hereof, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to the Company or its Capital Stock, (iii) voting agreements, voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Capital Stock of the Company, (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of the Company or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of the Company.

(b)          Section 2.3(b) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Capital Stock of each Subsidiary of the Company, the record and beneficial owners of such Capital Stock and the number of shares or units of Capital Stock owned by each such Person. All of the Capital Stock listed in Section 2.3(b) of the Company’s Disclosure Schedule is duly authorized, validly issued, fully paid and non-assessable, and has been issued in compliance, in all material respects, with all Laws, including securities Laws, and none of such Capital Stock has been issued in violation of, or is subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. Except as set forth in Section 2.3(b) of the Company’s Disclosure Schedule, there are no (i) other shares or units of Capital Stock of any Subsidiary of the Company, (ii) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to any Subsidiary of the Company, (iii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or of the Capital Stock of any Subsidiary of the Company, or (iv) Contracts under which the Company is or may become obligated to acquire, sell or otherwise issue any Capital Stock or any other securities of any Subsidiary of the Company, or (v) conditions or circumstances that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of Capital Stock or other securities of any Subsidiary of the Company. Each Person set forth in Section 2.3(b) of the Company’s Disclosure Schedule is the record and beneficial owner of, all of the Capital Stock indicated as owned by it free and clear of any and all Liens.

(c)          Except as set forth in Section 2.3(c) of the Company’s Disclosure Schedule, no Company Party (i) owns, directly or indirectly, any Capital Stock, debt or other investment or interest in any Person, or (ii) has any commitment to contribute to the capital of, share in any losses of, make loans to or otherwise provide financial support to or on behalf of any other Person.

2.4          Non-contravention; Required Consents. Except as set forth in Section 2.4 of the Company’s Disclosure Schedule, the CB Holder Consent and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (a) violate or conflict with any (i) Law or Order applicable to any Company Party or (ii) provision of the Organizational Documents of any Company Party; (b) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or payment under any Material Contract, material Consent or material Permit to which any Company Party is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien (other than a Permitted Lien) upon the assets of any Company Party or, to the Knowledge of the Company, any of the CB Shares; or (d) require any notice to or filing with, or Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction, except for such Consent and notice filings the failure to obtain or make would not reasonably be expected to be material to the Company Parties, except with respect to clauses (b) and (c), for such conflicts, violations, breaches, defaults or rights that, individually or in the aggregate, would not reasonably be expected to be material to the Company Parties. There is no Order, and no Proceeding is pending, or to the Knowledge of the Company, threatened in writing, against any Company Party or the Business, or any of their respective assets, properties or rights, that (x) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (y) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (z) prohibits any Company Party from complying with its obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.

2.5          Brokers’ Fees. Except as set forth on Section 2.5 of the Company’s Disclosure Schedule, no Company Party (i) has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction or (ii) has entered into any Contract which could give rise to any liability or obligation of the Surviving Company, Holdings or GTY or any of their respective Affiliates to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.

2.6          Financial Statements; Absence of Certain Changes.

(a)          Attached to Section 2.6(a)(i) of the Company’s Disclosure Schedule are correct and complete copies of the following financial statements of the Company Parties: (i) audited balance sheets, statements of income, stockholders’ equity and cash flows as of and for the fiscal year ended December 31, 2017 and the unaudited balance sheets, statements of income, stockholders’ equity and cash flows as of and for the fiscal years ended December 31, 2015 and 2016 (collectively, the “Annual Financial Statements”); and (ii) unaudited balance sheet (the “Most Recent Balance Sheet”), statements of income, stockholders’ equity and cash flows as of and for the six (6)-month period ended June 30, 2018 (collectively, the “Interim Financial Statements”, and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices of the Company Parties, subject, in the case of the Interim Financial Statements, to (y) normal and recurring year-end adjustments, the effect of which will not be materially adverse, and (z) the absence of notes that, if presented, would not differ materially from those presented in the Annual Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company Parties and the Business, except as may be indicated in the notes or schedules thereto, and present fairly, in all material respects, the financial condition, results of operation, changes in equity and cash flow of the Company Parties and the Business as of their respective dates and for the periods then ending.

(b)          The financial records, systems, controls, data and information of the Company Parties and the Business are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company Parties or their accountants. The Company Parties have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP (“Internal Controls”). No Company Party has identified or been made aware of (i) any significant deficiency or material weakness in the preparation of the Financial Statements, (ii) any fraud, whether or not material, that involves the Company Parties’ management or other employees who have a role in the preparation of financial statements, or (iii) any claim or allegation regarding any of the foregoing.

(c)          Since the Most Recent Balance Sheet Date until the date of this Agreement and except in connection with the Transaction or as expressly provided for under this Agreement, the Company Parties and the Business have been conducted in the Ordinary Course of Business, and there has not been any Material Adverse Effect with respect to any Company Party and, except as set forth on Section 2.6(c) of the Company’s Disclosure Schedule, no Company Party has:

(i)          sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed in any way of any asset or property (tangible or intangible) with a value in excess of $50,000, other than sales of inventory in the Ordinary Course of Business;

(ii)         experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of $50,000, whether or not covered by insurance;

(iii)        except in the case of customer contracts entered into in the Ordinary Course of Business, terminated, materially amended, materially modified or entered into any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof);

(iv)        issued, created, incurred or assumed any Debt involving more than $50,000;

(v)         except in the Ordinary Course of Business, forgiven, cancelled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $50,000;

(vi)        other than as contemplated under section (vii) below, issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Capital Stock, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Capital Stock, or declared, set aside, made or paid any dividend or distribution with respect to its Capital Stock, or made any other payment to the holders of its Capital Stock (or any Affiliate of such holders), or amended or made any material change to any of its Organizational Documents;

(vii)       except in the Ordinary Course of Business, (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider, except such grants, announcements and increases required by existing Contracts; (B) adopted, materially amended or terminated any Employee Benefit Plan or materially increased the compensation or benefits provided under any Employee Benefit Plan, (C) hired, promoted, or changed the classification (exempt or non-exempt) or status (employee or independent contractor) in respect of any employee, consultant, advisor, agent or other individual service provider with annual compensation in excess of $150,000, or (D) granted any equity or equity-based awards;

(viii)      made any material commitments outside of the Ordinary Course of Business in excess of $50,000 for capital expenditures to be paid after the Closing or failed to incur any capital expenditures in excess of $50,000 in accordance with any capital expense budget;

(ix)         except as required by applicable Law or GAAP, instituted any material change in the conduct of its business, in its accounting principles, practices or methods, or cash management practices or method of purchase, sale, lease, management, marketing or operation;

(x)          (A) incurred any Taxes outside of the ordinary course of business; (B) entered into any agreement with any Governmental Body (including a “closing agreement” under Code Section 7121) with respect to any Tax or Tax Returns of any Company Party; (C) surrendered a right of any Company Party to a material Tax refund; (D) changed an accounting period of any Company Party with respect to any Tax; (E) filed an amended Tax Return for any Company Party; (F) made a material Tax election inconsistent with past practices; (G) changed or revoked any material election with respect to Taxes or Tax Return of any Company Party; and (H) entered into any agreement to extend or waive the applicable statute of limitations with respect to any Tax of any Company Party;

(xi)         collected its accounts receivable or paid any accrued liabilities or accounts payable or prepaid any expenses or other items, in each case, other than in the Ordinary Course of Business;

(xii)        except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;

(xiii)       made a material loan or advance to any Person, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;

(xiv)      adopted or effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount of assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;

(xv)       entered into any joint venture, partnership or similar arrangement;

(xvi)      entered into or became subject to any power of attorney;

(xvii)     commenced or settled any material Proceeding, other than in the Ordinary Course of Business;

(xviii)    revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business;

(xix)       abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any Intellectual Property that is material to the operation of the Business, other than in the Ordinary Course of Business;

(xx)        materially amended, materially modified, terminated, canceled or permitted to lapse any insurance policies; or

(xxi)       agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.

(d)          The Company Parties’ accrued, unpaid and documented Transaction Expenses as of the date hereof, and the Company Parties’ good faith estimate of such Transaction Expenses through and including the Closing Date, are set forth on Section 2.6(d) of the Company’s Disclosure Schedule.

2.7          Undisclosed Liabilities. Except as set forth in Section 2.7 of the Company’s Disclosure Schedule, the Company Parties do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued), except for liabilities that (a) are accrued or reserved against on the face of the Financial Statements (but only to the extent of the amount accrued or reserved), rather than in any notes or schedules thereto, (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any material breach of Contract, material breach of warranty, tort, infringement or material violation of Law), including in connection with the Transaction, or (c) those which are not greater than $50,000 individually or $100,000 in the aggregate. No Company Party is a guarantor or otherwise liable for any liabilities of any other Person other than endorsements for collection in the Ordinary Course of Business.

2.8          Litigation; Legal Compliance; Permits.

(a)          Except as set forth in Section 2.8(a) of the Company’s Disclosure Schedule, there is no, and since January 1, 2015, there has been no, material Proceeding pending or, to the Knowledge of the Company, threatened, involving the Company Parties or the Business, or affecting any of their respective assets, rights or properties.

(b)          There are no material Orders to which the Company Parties or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. Since January 1, 2015, each Company Party is in compliance with, in all material respects, all applicable Laws and Orders applicable to Company Parties and the Business.

(c)          Section 2.8(c) of the Company’s Disclosure Schedule contains a true and complete list of all of the material Permits necessary under applicable Laws to permit the Company Parties to lawfully own, operate, use and maintain their assets in the manner in which they are now operated, used and maintained and to lawfully conduct the business of the Company Parties as currently conducted. Except as set forth on Section 2.8(c) of the Company’s Disclosure Schedule, the Company Parties have obtained and are in material compliance with, all such Permits. All such Permits are in full force and effect. All applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Body, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Body. All such Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine fees or similar charges. Since January 1, 2015, (i) there has not occurred any material default under any Permit by the Company Parties, and (ii) none of the Company Parties have received any written notice from any Governmental Body relating to the revocation or material adverse modification of any material Permit or with respect to any failure by the Company Parties to have any material Permit required in connection with the operation of their businesses and to the Knowledge of the Company no material violations have been recorded by any Governmental Body in respect of any material Permits.

(d)          There is no bankruptcy or insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company Parties, and no Company Party has taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. No Company Party is insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law.

(e)          To the Knowledge of the Company, the Company (i) has not been charged with and, is not now under investigation with respect to, any actual or alleged violation of any applicable Law or other requirement of a Governmental Body and (ii) has filed all reports required to be filed with any Governmental Body and all such reports are accurate and complete in all material respects and in compliance with all applicable Laws.

2.9          Tax Matters.

(a)          All income and other material Tax Returns were true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All material Taxes of the Company Parties due and payable (whether or not shown or required to be shown on any Tax Return) have been timely paid.

(b)          All Taxes of the Company Parties not yet due and payable have been fully accrued in accordance with GAAP on the books of the relevant Company Party.

(c)          No Company Party currently is the beneficiary of any extension of time within which to file any Tax Return (other than automatic extensions). Since January 1, 2013, no written claim has been made by a Governmental Body in a jurisdiction where the Company Parties do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes on any of the assets of the Company Parties other than Permitted Liens.

(d)          Each Company Party has timely and properly withheld (i) all material Taxes required to have been withheld in connection with any amounts paid or owing to any employee, agent, independent contractor, nonresident, member, creditor, stockholder, or other Person and (ii) all material sales, use, ad valorem, and value added Taxes. The Company Parties timely remitted all withheld Taxes to the proper Governmental Body in accordance with all applicable Laws. All Forms W-2 and 1099 required with respect thereto have been properly completed in all material respects and timely filed.

(e)          No Company Party has ever been a member of any Affiliated Group (other than any such Affiliated Group in which any Company Party is currently a member).

(f)          No Company Party is liable for Taxes of any other Person as a result of successor liability, transferee liability, joint or several liability (including pursuant to Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. Law), or otherwise. No Company Party is party to any Tax Sharing Agreements.

(g)          Less than fifty (50%) of the Company’s and each Subsidiary’s assets consist of interests in “United States real property interests” within the meaning of Code Section 897(c).

(h)          There is no audit or other Proceeding in progress or pending, or proposed or threatened in writing, with respect to any Taxes or Tax Returns of, or with respect to, any Company Party. No Company Party has commenced a voluntary disclosure proceeding in any state, local or non-U.S. jurisdiction that has not been fully resolved or settled.

(i)          None of the Company Parties has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or other request pending with any Governmental Body that relates to the Taxes or Tax Returns of any Company Party. No power of attorney granted by any Company Party with respect to any Taxes is currently in force.

(j)          No Company Party has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension remains in effect.

(k)          No Company Party has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Code Section 355(a)(1)(A)) in a distribution of shares that was reported or otherwise constituted a distribution of shares under Code Section 355(i) in the two (2) years prior to the date of this Agreement or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated by this Agreement.

(l)           No Company Party has engaged in any transaction that could affect the income Tax liability for any period not closed by the statute of limitations which is a “listed transaction” (or a substantially similar transaction) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (irrespective of the effective dates).

(m)          No Company Party is required to include a material item of income, or exclude a material item of deduction, for any period after the Closing Date (determined without regard to the transactions contemplated hereby) as a result of (i) an installment sale transaction occurring before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Law); (ii) a transaction occurring before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Law); (iii) any material prepaid amounts or deferred revenue received before the Closing; (iv) an adjustment under Code Section 481 as a result of a change in method of accounting requested or initiated before the Closing with respect to a Pre-Closing Tax Period (or as a result of an impermissible method used in a Pre-Closing Tax Period); (v) an agreement entered into with any Governmental Body (including a “closing agreement” under Code Section 7121 or any “gain recognition agreements” entered into under Code Section 367) before the Closing; or (vi) the application of Code Section 263A (or any similar provision of state, local, or non-U.S. Law).

(n)          No Company Party has made an election (including a protective election) before the Closing pursuant to Code Section 108(i), Code Section 965(h) or Code Section 965(n).

(o)          No Company Party currently uses the cash method of accounting for income Tax purposes.

(p)          No Company Party has any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460 or has any deferred income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulation Section 1.451-5, Code Section 455, Code Section 456 or any corresponding or similar provision of Law.

(q)          No Company Party owns an interest in any Flow-Thru Entity, any controlled foreign corporation (as defined in Section 957 of the Code) or any passive foreign investment company (as defined in Section 1297 of the Code).

(r)          The Tax Representations constitute the sole and exclusive representations and warranties of the Company Parties with respect to Taxes.

2.10        Real Property; Personal Property.

(a)          None of the Company Parties own or have fee title to any real property.

(b)          Section 2.10(b) of the Company’s Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each parcel of Leased Real Property. The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. The Company and its Subsidiaries have performed and observed in all material respects all covenants, conditions and agreements required to be performed or observed by the applicable party in connection with the Leases. Neither the Company nor its Subsidiaries are in default (with or without notice or lapse of time or both) under any of the Leases.

(c)          Each Company Party holds a leasehold or sub-leasehold estate free and clear of all Liens created by the Company Party, other than Permitted Liens, in the Leased Real Property indicated as leased by the Company Party in Section 2.10(b) of the Company’s Disclosure Schedule.

(d)          Except as set forth in Section 2.10(d) of the Company’s Disclosure Schedule, with respect to the premises of Leased Real Property: (i) no CB Holder has received any written notice of a Proceeding, suit or administrative action relating to any such parcel of Leased Real Property or other matters affecting adversely the current use or occupancy thereof; (ii) the operation of the Leased Real Property in the manner in which it is now operated by the Company complies, in all material respects, with all zoning, building, use, safety or other similar Laws; and (iii) no Company Party has granted, or entered into any Contract granting, to any third party the right of use or occupancy of any such parcel of Leased Real Property or portion thereof, and there are no third parties in possession of any such parcel of Leased Real Property or portion thereof.

(e)          Except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company Parties hold and own good and valid title to, or a valid leasehold interest in, all material assets, inventory, machinery, equipment and other material items of tangible personable property that are (i) reflected on the Most Recent Balance Sheet as of the Most Recent Balance Sheet Date, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens. All of the material assets, inventory, machinery, equipment and other material items of tangible personable property reflected on the Most Recent Balance Sheet as of the Most Recent Balance Sheet Date or otherwise used in the operation of the Business have been maintained, are in good operating condition and good state of repair, and are adequate for the uses for which they are employed, in each case, in all material respects and subject to normal wear and tear in the Ordinary Course of Business.

2.11        Intellectual Property.

(a)          The former and current products, services and operation of the Business have not, within the six (6) years prior to Closing, interfered with, infringed, misappropriated, or otherwise violated, and do not interfere with, infringe, misappropriate, or otherwise violate, any Intellectual Property rights of any Person in any respect. No CB Holder or Company Party has received any written charge, complaint, claim, demand, or notice (other than arising in ex parte prosecution proceedings) alleging any such infringement, misappropriation, or other violation (including any claim that the Company Parties must license or refrain from using any Intellectual Property rights of any Person) or challenging the ownership, registration, validity or enforcement of any Owned Intellectual Property. To the Knowledge of the Company, no Person is interfering with, challenging, infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property.

(b)          The Company Parties own or have the right to use all Intellectual Property that is used or has been developed for use in, and material to, the Business. Section 2.11(b) of the Company’s Disclosure Schedule identifies each (i) currently pending application or registration for any patent, trademark, service mark, and copyright and each Internet domain name which is owned by the Company Parties and (ii) each license of Intellectual Property which is utilized in the operation of the Business obtained by the Company Parties (excluding each license of generally available off-the-shelf software (including software as a service) that does not call for more than Fifty Thousand ($50,000) in a one-time license fee or annual payments and any Incidental License). Except as set forth in Section 2.11(b)(i) of the Company’s Disclosure Schedule, all of the Intellectual Property that is required to be disclosed in Section 2.11(b)(ii) of the Company’s Disclosure Schedule that is registered is enforceable and to the Knowledge of the Company, valid. A Company Party is the sole and exclusive owner of each right, title and interest in and to all Owned Intellectual Property, free and clear of any Liens. The Owned Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company Parties or the Business. All the Owned Intellectual Property required to be disclosed in Section 2.11(b)(ii) of the Company’s Disclosure Schedule that is a currently issued patent, patent application, or other registration or pending application for registration has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. No loss or expiration of any Owned Intellectual Property that is issued, or registered is threatened, pending or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by the Company Parties).

(c)          The Company Parties have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other material confidential information owned by the Company Parties (and any confidential information owned by any Person to whom any of the Company Parties has a confidentiality obligation). No such trade secret or material confidential information that the applicable Company Party intended to keep confidential has been disclosed by any of the Company Parties to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other material confidential information by such Person. No current or former founder, employee, contractor or consultant of any of the Company Parties has any right, title or interest, directly or indirectly, in whole or in part, in any Owned Intellectual Property, other than any right title or interest that cannot be assigned or waived under applicable Law. The Company Parties have obtained from all Persons (including all current and former founders, employees, contractors and consultants) who have created any material Intellectual Property for the Company Parties valid and enforceable written assignments of any such Intellectual Property to one of the Company Parties. To the Knowledge of the Company, no Person is in violation of any such written confidentiality or assignment agreements.

(d)          None of the Company Parties received any funding from any Governmental Body that was specifically provided or used for the purpose of developing any material Owned Intellectual Property and no facility of any Governmental Body, university, college, other educational institution or research center was used in the development of any material Owned Intellectual Property. No current or former employee, or to the Knowledge of the Company, contractor or consultant who was involved in, or contributed to, the creation or development of any material Owned Intellectual Property simultaneously performed services for any Governmental Body or a university, college or other educational institution or research center (other than in connection with the performance of services by such individual for a Company Party) during a period of time during which such employee, contractor or consultant was also involved in, or contributing to, the creation or development of any material Owned Intellectual Property. None of the Company Parties is required to pay any royalty or make any other form of payment to any Governmental Body to allow the use, licensing, assignment or transfer of any Owned Intellectual Property.

(e)          All Software owned by a Company Party does not contain any Self-Help Code or Unauthorized Code. No Person other than the Company Parties or employees or contractors of the Company Parties that are subject to written obligations of confidentiality possesses a copy, in any form (print, electronic or otherwise), of any source code for such Software. None of the Company Parties has any obligation to afford any Person access to any such source code, and all such source code has not been disclosed except pursuant to written obligations of confidentiality. The Company Parties are in possession of documentation relating to the Software used in the Business, including installation and user documentation, engineering specifications, flow charts and know-how, reasonably necessary for the use, maintenance, enhancement, development and other exploitation of such Software as used in the Business.

(f)          None of the Company Parties has licensed or distributed to any third party any combination of Publicly Available Software and Owned Intellectual Property in a manner that (i) requires the disclosure, licensing or distribution of any source code for any portion of such Owned Intellectual Property or (ii) otherwise impose any material limitation, restriction or condition on the right or ability of the Company Parties to use, distribute or enforce any Owned Intellectual Property in any manner.

(g)          The material IT Assets are operational, and fulfill the purposes for which they were acquired or developed. The Company Parties have commercially reasonable disaster recovery and security plans, procedures and facilities and have taken reasonable steps to safeguard the availability, security and integrity of the IT Assets and all data and information stored thereon, including from unauthorized access and infection by Unauthorized Code. The Company Parties have maintained in the Ordinary Course of Business all required Software licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets.

(h)          Each item of material Intellectual Property owned or used by the Company Parties or the Business immediately prior to the Closing will be owned or available for use by the Company Parties and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Parties or the Business immediately prior to the Closing.

(i)          The Company Parties are in compliance with, in all material respects, all of confidentiality obligations under each Contract to which the Company Parties are a party.

(j)          The Company Parties have not experienced any Security Breaches or material Security Incidents, and none of the Company Parties is aware of any written or oral notices or complaints from any Person regarding such a Security Breach or material Security Incident. None of the Company Parties have received any written or oral complaints, claims, demands, inquiries or other notices, including without limitation a notice of investigation, from any Person (including any Governmental Body or self-regulatory authority or entity) regarding any of the Company Parties’ Processing of Personal Information or compliance with the Privacy and Security Requirements applicable to the Company Parties.

(k)          The Company Parties are and for the six (6) years prior to Closing have been in compliance, in all material respects, with all Privacy and Security Requirements applicable to the Company Parties. The Company Parties have a valid and legal right (whether contractually, by law or otherwise) to access or use all Personal Information that is Processed by or on behalf of the Company Parties in connection with the use and/or operation of its products, services and business. The execution, delivery, or performance of this Agreement and the consummation of the transactions contemplated herein will not violate any applicable Privacy and Security Requirements or result in or give rise to any right of termination or other right to impair or limit the Company Parties’ rights to own or Process any Personal Information used in or necessary for the conduct of the Business.

(l)          The Company Parties have implemented Privacy Policies as required by the Privacy and Security Requirements applicable to the Company Parties, and the Company Parties are in compliance in all material respects with all such Privacy Policies. None of the Company Parties has used any Tracking Applications in a manner that materially violates any Privacy and Security Requirements applicable to the Company Parties.

(m)          The Company Parties have implemented reasonable physical, technical and administrative safeguards designed to protect Personal Information in their possession or control from unauthorized access by any Person, including each of the Company Parties’ employees and contractors, and to ensure compliance in all material respects with all applicable Privacy and Security Requirements.

2.12        Material Contracts.

(a)          Section 2.12(a) of the Company’s Disclosure Schedule lists the following Contracts to which any Company Party is a party or by which its assets are bound (other than any Employee Benefit Plan of the Company Parties):

(i)          each Contract that has an annualized value or involves aggregate consideration in excess of $50,000, and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;

(ii)         each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of $25,000;

(iii)        each Lease;

(iv)        each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $50,000;

(v)         each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Capital Stock of any Person;

(vi)        each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person;

(vii)       each Contract containing any covenant that purports to restrict or limit any Company Party’s or the Business’ ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;

(viii)      each Contract for Debt in excess of $50,000;

(ix)         each collective bargaining agreement with any labor union currently in force and effect;

(x)          each Contract relating to employment or consulting between the Company Parties or the Business, on one hand, and any of their officers, directors, or executive level employees, on the other hand;

(xi)         each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation upon the Company Parties;

(xii)        each (A) Contract relating to the development of Intellectual Property (other than consulting and employment agreements entered into in the Ordinary Course of Business, such as any intellectual property assignment agreement with employees or any consulting agreement) for the Company Parties or registration or enforcement of any Owned Intellectual Property, and (B) material Intellectual Property License, other than any Incidental License or other licenses of generally available off-the-shelf software (including software as a service) that does not call for more than Fifty Thousand Dollars ($50,000) in a one-time license fee or annual payments;

(xiii)       each current Company Government Contract and Government Contract Bid;

(xiv)      each Contract requiring the Company Parties to provide “most favored status,” “favored pricing,” right of first refusal or first negotiation to any customer or other Person or which imposes any minimum purchase obligations on the Company Parties; and

(xv)       any other Contract that is material to the Company Parties and not previously disclosed pursuant to this Section 2.12(a).

(b)          The Company has Made Available to the GTY Parties, prior to the date of this Agreement, a correct and complete copy of each written Material Contract, together with all material amendments, exhibits, attachments, waivers or other changes thereto. Each Material Contract is legal, valid and binding agreement of the applicable Company Party, and the Company has no knowledge that any Material Contract is not a legal, valid and binding agreement of any other Party thereto, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as specifically disclosed and described in Section 2.12(b) of the Company’s Disclosure Schedule: (i) no Company Party is in default under or material breach of any Material Contract; (ii) no Material Contract has been cancelled by any Company Party, or to the Knowledge of the Company, any other party thereto; (iii) no counterparty to any Material Contract has or has indicated in writing its intent to cease to use the goods or services of the Company, or to terminate or materially reduce its relationship with the Company; (iv) each Company Party has performed all material obligations under such Material Contracts required to be performed by it; (v) no event has occurred and no condition or state of facts exists which, upon giving of notice or lapse of time or both, would constitute a material breach or default under any such Material Contract by any Company Party or would permit the termination, modification or acceleration of such Material Contract or any right or obligation thereunder by any third party; and (vi) no Company Party has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.

2.13        Government Contracts and Bids.

(a)          With respect to each Contract between any of the Company Parties, on the one hand, and any Governmental Body, on the other hand (each a “Company Government Contract”), each Contract that is or has been over the last five (5) years between any of the Company Parties, on the one hand, and any prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each a “Company Government Subcontract”) and each outstanding bid, quotation or proposal by the Company in the last five (5) years that if accepted or awarded could lead to a Contract between the Company, on the one hand, and either any Governmental Body or prime contractor or upper-tier subcontractor, on the other hand, relating to a Contract between such Person and any Governmental Body (each such outstanding bid, quotation or proposal, a “Bid”):

(i)          To the Knowledge of the Company, each such Company Government Contract or Company Government Subcontract (other than Bids) has been legally awarded;

(ii)         All representations and certifications with respect to any Company Government Contract or Company Government Subcontract made by the Company were current, accurate and complete in all material respects when made, and the Company Parties have complied in all material respects with all such representations and certifications.

(iii)        The Company Parties are not, and have not been in the last five (5) years, in any material violation, breach or default of any provision of any federal order, statute, rule or regulation, agency supplements or any similar state or federal Governmental Rule governing any Company Government Contract or Company Government Subcontract. No allegation that the Company Parties are or have been in the last five (5) years, in breach or violation in any material respect of any statutory, regulatory or contractual requirement has been made to the Company Parties and not withdrawn.

(iv)        During the last five (5) years, the Company Parties have not received a cure notice, a show cause notice or a stop work notice, nor, to the Knowledge of the Company, have any of the Company Parties been threatened with termination for default under any Company Government Contract or Company Government Subcontract.

(v)         No request for equitable adjustment by any Governmental Body or by any of the Company’s vendors, suppliers or subcontractors against it relating to any Company Government Contract or Company Government Subcontract is pending as of the date hereof.

(vi)        There is no Proceeding pending or, to the Knowledge of the Company, threatened, in connection with any Company Government Contract or Company Government Subcontract, against the Company Parties, or any of their respective directors or officers, including (i) alleging fraud or under the False Claims Act (31 U.S.C. § 3729-3733), the Procurement Integrity Act (41 U.S.C. § 423), or the Truth in Negotiations Act (10 U.S.C. § 2306a, 41 U.S.C. § 254b) or any state and local equivalent, or (ii) the violation of any Governmental Rule relating to any Company Government Contract or Company Government Subcontract.

(vii)       Neither the Company Parties nor, to the Knowledge of the Company, any of its directors, officers, employees, consultants, or agents, nor any cost incurred by the Company Parties pertaining to a Company Government Contract or Company Government Subcontract is the subject of any audit or investigation, other than within the normal course of business, and no incurred costs have been disallowed, or recommended for disallowance, by any Governmental Body.

(viii)      The Company Parties have complied in all material respects with all requirements of the Company Government Contracts or Company Government Subcontracts and any Governmental Rule referenced therein, including Governmental Rules relating to the safeguarding of, and access to, classified information.

(ix)         The Company Parties have not been suspended or debarred from bidding on contracts or subcontracts with any Governmental Body in connection with the conduct of its business; to the Knowledge of the Company, no such suspension or debarment has been initiated or threatened.

(x)          There are no outstanding written claims between any of the Company Parties and any prime contractor, subcontractor, vendor or other third party arising under or relating to any Company Government Contract or Company Government Subcontract.

(xi)         Neither the Company Parties nor, to the Knowledge of the Company, any of its directors, officers or employees is or has been (except as to routine security investigations) under administrative, civil or criminal investigation, indictment or information by any Governmental Body with respect to any operations of the Company Parties.

(xii)        The Company Parties have properly included their proprietary markings on its proposal submissions in response to solicitations and deliverable submissions under Company Government Contracts and Company Government Subcontracts.

(xiii)       The Company Parties have complied in all material respects with all terms and conditions, including other standards and requirements incorporated by reference, of the Company Government Contracts and Company Government Subcontracts.

(xiv)      No current operations of the Company Parties are restricted by the Organizational Conflicts of Interest restrictions as set forth in Federal Acquisition Regulation Subpart 9.5.

(b)          The Company Parties have complied in all material respects with all applicable cost accounting standards and cost principles of a Governmental Body and the Company Parties have not received written notice from the sponsoring United States Government Agency Administrative Contracting Officer or any other Governmental Body of any intent to suspend, disapprove or disallow any material costs.

(c)          To the Knowledge of the Company Parties, all former government personnel that have been employed or retained by the Company Parties comply with applicable Governmental Rules specifically related to post-government employment.

2.14        Insurance. Section 2.14 of the Company’s Disclosure Schedule lists each insurance policy maintained by, or to the Knowledge of the Company, on behalf of or for the benefit of Company Parties, and any active claims being made thereunder. Such insurance policies cover such risks as are customarily covered by Persons conducting similar businesses. All premiums due and payable under all such policies have been paid, and all such policies are in full force and effect. There are no pending claims under such policies which are reasonably likely to exhaust the applicable limits of liability. No Company Party has (a) received any written notice regarding any cancellation or invalidation of any insurance policy, refusal of any coverage or rejection of any claim under any insurance policy or material adjustment in the premiums payable with respect to any insurance policy, or (b) any written self-insurance or co-insurance plan.

2.15        Employees.

(a)          None of the Company Parties is a party to any collective bargaining agreement, work council agreement, trade union agreement, or other agreement for the representation of employees. With respect to the Company Parties there is no labor strike, slowdown, unfair labor practice, work stoppage, picketing or other labor disruption pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No union or labor representative organizing activities are taking place or have taken place in the past five (5) years at any of the locations operated by the Company Parties. The Transaction shall not create any notice or consultation obligations for the Company Parties related to Company Party employees.

(b)          The Company has delivered to the GTY Parties a true and complete list of all employees of the Company Parties as of August 15, 2018, including each employee’s title, position, location, employing entity, 2017 and 2018 annual rate of compensation or hourly wage, 2017 and 2018 target bonus opportunities and bonus compensation paid, status (full-time or part-time, exempt or non-exempt, and active or a description of any leave) and date of hire. All US employees of the Company Parties classified as exempt under the Fair Labor Standards Act and state and local wage and hour laws are properly classified.

(c)          The Company has delivered to the GTY Parties a true and complete list of each independent contractor, temporary employee, and consultant providing services to the Company Parties as of July 31, 2018, including the fees paid by the Company Parties to each independent contractor, temporary employee, and consultant in 2017 and as of the Most Recent Balance Sheet Date.

(d)          The Company Parties are in material compliance with all applicable Laws, including, but not limited to, those Laws relating to employment, wages and hours, immigration, plant closings and layoff under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and other similar Laws, unemployment insurance, workers’ compensation, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards wages and hours, affirmative action, civil rights, background checks, hiring practices, the collection and payment of social security and other Taxes, and occupational health and safety. There are no actions, demands, complaints, proceedings, suits, claims, audits, investigations, disputes, or grievances that are pending, or to the Knowledge of the Company, threatened concerning or affecting any current or former employee, independent contractor, consultant, temporary employee, or applicant, or related to any labor or employment matter. The Company Parties have properly classified all independent contractors, consultants, and temporary employees pursuant to applicable Law.

(e)          The Company Parties have not (i) taken any action that could constitute a “mass layoff,” “mass termination,” or “plant closing” within the meaning of the WARN Act or similar state, local, or foreign Laws, or otherwise trigger notice requirements or liability under similar state, local, or foreign Laws, or (ii) incurred any liability under the WARN Act or any state, local, or foreign applicable Law that remains unsatisfied.

(f)          The Company Parties, as applicable, has paid in full (i) to all employees and former employees, any wages, salaries, bonuses, commissions, overtime, cash-outs of accrued and unused vacation or paid time off, leave or severance amounts, or any other amounts that are due and payable, and (ii) to all independent contractors, consultants, and temporary employees, any fees for services that are due and payable.

(g)          The Company Parties have provided or Made Available to the GTY Parties current and complete copies of each written non-competition or non-solicitation Contract between any employees, independent contractors, consultants and temporary employees and the Company Parties. The Company Parties have not sought to enforce any non-competition or non-solicitation Contract covering a former employee of the Company or any Subsidiary of the Company in the past three (3) years.

(h)          The Company Parties have not received written notice and have no Knowledge that any management level employee intends to terminate its relationship with the Company Parties.

2.16        Employee Benefits.

(a)          Section 2.16(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA, stock purchase, stock option, stock appreciation right, restricted stock, profits interest, phantom equity or other equity-based, severance, employment, salary continuation, change in control, termination, fringe benefit, bonus, incentive, deferred compensation, profit sharing, pension, retirement, health, life, disability, accident, group insurance, welfare, vacation, and holiday plan, policy or program and any other plan, policy or program providing compensation or benefits to any director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which any Company Party has any actual or contingent liability (each, a “Company Benefit Plan”). None of the Company nor any of its Subsidiaries sponsors, maintains or contributes to, or has any obligation to contribute to, any employee benefit plan that covers current or former employees, directors or consultants outside of the U.S.

(b)          With respect to each Company Benefit Plan (to the extent applicable thereto), the Company has Made Available in the electronic data room to the GTY Parties copies of (i) the current plan document for such Company Benefit Plan and any amendments thereto or, with respect to any unwritten Company Benefit Plan, a written description of the material terms of such plan, (ii) the most recent summary plan description (if any), (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable), (iv) the three (3) most recent compliance and nondiscrimination tests, (v) the most recent audited financial statements, (vi) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan, (vii) the stop gap insurance policy for any self-funded Company Benefit Plan, and (viii) any material, non-routine correspondence during the last three (3) years with the Internal Revenue Service, the U.S. Department of Labor, or any other Governmental Body.

(c)          With respect to each Company Benefit Plan: (i) each has been maintained, funded, operated, and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions and premiums required to be made with respect to any Company Benefit Plan have been made or, to the extent not yet due, accrued on the Company’s financial statements, and (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or utilizes a prototype or volume submitter plan document that is the subject of a favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan, and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plan.

(d)          No Company Benefit Plan is, and neither the Company nor any of its Subsidiaries, nor its or their respective ERISA Affiliates has sponsored, contributed to, or been required to contribute to, (i) a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) subject to Title IV of ERISA, (ii) any other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code subject to ERISA, or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA subject to ERISA.

(e)          No Company Benefit Plan provides health, life, or disability benefits to any officer, director or employee of the Company or its Subsidiaries following retirement or other termination of employment, other than (i) as required by applicable law, including Section 4980B of the Code and similar state law, (ii) coverage through the end of the month of retirement or other termination of employment, (iii) disability benefits attributable to disabilities occurring at or prior to retirement or other termination of employment, and (iv) conversion rights at the sole expense of the converting individual.

(f)          With respect to the Company Benefit Plans no actions, suits, demands, complaints, audits, investigations, proceedings, or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries.

(g)          No Company Party has any obligation or commitment to pay, “gross up”, or otherwise indemnify any Person with respect to Taxes under Section 409A or 4999 of the Code.

(h)          Except as set forth in Section 2.16(h) of the Company’s Disclosure Schedule, neither the Company’s execution of, nor the performance of the transactions contemplated by this Agreement will, either alone or in connection with any other event, (i) result in any payment, severance, or benefit becoming due to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, (ii) increase the amount of any compensation, severance, or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding, or vesting of any compensation, severance, payment, right, or benefit with respect to any current or former employee, director, officer, independent contractor, or consultant of the Company or any of its Subsidiaries, or (iv) result in any payment that would, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).

(i)          Each Company Benefit Plan that provides deferred compensation subject to Section 409A of the Code has been maintained and operated in documentary and operational compliance with Section 409A of the Code and the Treasury Regulations promulgated thereunder or an available exemption therefrom.

2.17        Environmental, Health, and Safety Matters. Except for matters which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

(a)          The Company Parties and the Business are, and since January 1, 2012 have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.

(b)          There are no material Consents or material Permits that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of the facilities and the operation of the Business since January 1, 2015.

(c)          Since January 1, 2015, none of the Company Parties or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to any Company Party or the Business, their current or former facilities or the Real Property arising under Environmental, Health, and Safety Requirements.

(d)          To the Knowledge of the Company, no Leased Real Property contains underground storage tanks.

(e)          None of the Company Parties or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.

(f)          To the Knowledge of the Company, there are no environmental conditions on the Real Property that violate applicable Environmental, Health, and Safety Requirements.

(g)          There are no written environmental audits, health and safety audits, Phase I environmental site assessments, Phase II environmental site assessments or investigations, and environmental compliance assessments prepared within the past three (3) years by the Company Parties which are in the Company Parties’ possession and control.

2.18        Affiliate Transactions; Certain Business Relationships. Except as disclosed in Section 2.18 of the Company’s Disclosure Schedule, (a) there are no Contracts between any Company Party, on the one hand, and any CB Holder or Company Party, or any of their respective Affiliates, on the other hand (other than, for purposes of clarification, any rights to indemnification, employment contracts, payments of salary, bonuses or benefits, reimbursement of expenses, or stock purchase agreements), (b) no CB Holder or Company Party, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, any Company Party, or (c) no CB Holder or Affiliate of any CB Holder (excluding the Company Parties) has any material interest in or owns any material assets or properties used by the Company Parties or in the conduct of the Business. All Contracts set forth on Section 2.18 of the Company’s Disclosure Schedule were made in the Ordinary Course of Business and were negotiated and entered into on an arms-length basis.

2.19        Anti-Corruption Laws.

(a)          None of the Company Parties, nor of their respective directors, managers, officers, employees, or agents, in each case, acting for or on behalf of the Company Parties, has offered, paid, promised to pay or authorized the payment of anything of value, including cash, checks, wire transfers, tangible and intangible gifts, favors, services and entertainment and travel expenses that go beyond what is reasonable and customary, to (i) an executive, official, employee or agent of a Governmental Body, (ii) a director, officer, employee, or agent of a wholly or partially government-owned or -controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organization (e.g., the United Nations, World Bank or International Monetary Fund), in order to obtain or retain business or direct business to the Company Parties or to secure any improper advantage for the Company Parties.

(b)          The Company Parties and their respective directors, managers, officers, employees, and agents have been in compliance with Anti-Corruption Laws applicable to the Company Parties. No part of the consideration to be paid in connection with the transactions contemplated by this Agreement shall be used for any purpose that would constitute a violation of any Anti-Corruption Law.

2.20        Customers.

(a)          Section 2.20(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names of the ten (10) largest customers of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Customers”) and the dollar amount for which each such customer was invoiced during each such period.

(b)          The Company Parties maintain good relations with each of their Key Customers. Since January 1, 2015, no Key Customer (A) has canceled, terminated, or materially modified, or threatened in writing to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) has substantially reduced, or threatened in writing to substantially reduce, the use of products or services of the Company or any of its Subsidiaries, (C) has sought, or threatened in writing to seek, to reduce the price it pays for products or services of the Company or any of its Subsidiaries or (D) otherwise materially modified its business relationship with the Company or any of its Subsidiaries. The Company or its Subsidiaries do not provide any material special rebate, discount or similar programs to any of the Key Customers. No Key Customer has any right to any material credit or refund for products sold or services rendered or to be rendered by the Company or any of its Subsidiaries pursuant to any Contract with or practice of the Company or any of its Subsidiaries.

2.21        Suppliers.

(a)          Section 2.21(a) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods and services (collectively, the “Goods”) of the Company Parties during the calendar years ending December 31, 2016 and December 31, 2017 (measured in each case by dollar volume of purchases during the applicable fiscal year of the Company) (the “Key Suppliers”) and the dollar amount for which each such Key Supplier invoiced the Company or its Subsidiaries during such period.

(b)          The Company Parties maintain good relations with each of their Key Suppliers. Since January 1, 2018, no Key Supplier has (A) canceled, terminated, or materially modified, or threatened in writing to cancel, terminate or materially modify, its Contract, if any, with the Company or any of its Subsidiaries, (B) refused, or threatened in writing to refuse, to supply Goods to the Company or any of its Subsidiaries, (C) to the Knowledge of the Company, breached its obligations to the Company or any of its Subsidiaries in any material respect, (D) failed to comply with the quality, quantity or delivery standards of the Company or any of its Subsidiaries in any material respects.

2.22        Accounts Receivable; Accounts.

(a)          Section 2.22(a) of the Company’s Disclosure Schedule contains an accurate and complete list and the aging of all accounts receivable of the Company and its Subsidiaries (“Accounts Receivable”) as of August 31, 2018. The Accounts Receivable represent valid obligations and bona fide transactions arising from or relating to sales actually made or services actually performed in the ordinary course of business. All such Accounts Receivable relate solely to the sale of goods or services to customers of the Company or its Subsidiaries, none of whom are Affiliates of the Company. As of the date of this Agreement, the Accounts Receivable are current and collectible net of the respective reserve shown in the corresponding line items on the Financial Statements or on the accounting records of Company or its Subsidiaries as of the Closing Date (which reserves are adequate and calculated consistent with past practice).

(b)          As of the date of this Agreement (i) no account debtor has refused or threatened in writing to refuse to pay its obligations to the Company or any of its Subsidiaries for any reason, (ii) to the Knowledge of the Company, no account debtor is insolvent or bankrupt, and (iii) no Account Receivable has been pledged to any third party by the Company or any of its Subsidiaries.

(c)          All accounts payable and notes payable of the Company, whether reflected on the Financial Statements or subsequently created, are valid payables that have arisen from bona fide transactions in the ordinary course of business consistent with past practice. Since the Most Recent Balance Sheet Date, the Company has paid its accounts payable in the ordinary course of its business and in a manner which is consistent with past practices.

(d)          Section 2.22(d) of the Company’s Disclosure Schedule sets forth an accurate and complete list of the names and addresses of all banks and financial institutions in which the Company or any of its Subsidiaries has an account, deposit, safe-deposit box, line of credit or other loan facility or relationship, or lock box or other arrangement for the collection of accounts receivable, with the names of all Persons authorized to draw or borrow thereon or to obtain access thereto.

2.23        Anti-money Laundering. The Company has in place reasonably adequate policies and procedures to identify, and verify the identity of each person for whom it may transmit funds. The Company also has developed, implemented, and maintains an effective written anti-money laundering program reasonably designed to prevent the Company from being used to facilitate money laundering. That program includes policies and procedures integrated with the Company’s automated data processing systems. That program also designates a person to assure day to day compliance with the program, provides for training of appropriate Company personnel, and provides for periodic independent review.

2.24        Association Requirements. The Company is in compliance in all material respects with all Association Requirements that are applicable to it. No event has occurred, and to the Knowledge of the Company, no condition nor circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) constitute a material violation by the Company, or the failure on the part of the Company to comply with, any Association Requirement. The Company has not received any notice or other communication (in writing or otherwise) of any fine or penalty from any Association regarding a violation of, or failure to comply with, any Association Requirement. The Company has not received any notice from any Association relating to any increase in fees, costs, or interchange other than fees, costs or interchanges that have been increased on an industry-wide basis.

2.25        Books and Records. The books of account, minute books, stock record books and other records of the Company and its Subsidiaries, all of which have been Made Available to the GTY Parties, are accurate and complete in all material respects and have been maintained in accordance with sound business practices and an adequate system of internal controls. The minute books of the Company and each of its Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the Company or any Subsidiary’s stockholders, directors, and directors’ committees, and no such meeting has been held for which minutes have not been prepared and are not contained in such minute books. At the time of the Closing, all such books and records will be in the possession of the Company and its Subsidiaries.

2.26        No Other Representations and Warranties. Except as expressly set forth in this Article 2 (including the related portions of the Company’s Disclosure Schedule), none of the Company or any other Person has made or makes any other representation or warranty, written or oral, express or implied, on behalf of the Company, and any such other representations or warranties are hereby expressly disclaimed.

Article 3
REPRESENTATIONS AND WARRANTIES CONCERNING THE GTY PARTIES

As an inducement to the Company to enter into this Agreement and to consummate the Transaction, Holdings, GTY and Merger Sub, jointly and severally, hereby represent and warrant, to the Company and the CB Holders, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that:

3.1          Organization, Qualification and Power. Each of Holdings, GTY and GTY Merger Sub (i) is duly organized, validly existing and in good standing under the Laws of Massachusetts, the Cayman Islands and Delaware, respectively, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No GTY Party is in default under or in material violation of any provision of its Organizational Documents, or has conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name or trade name since its inception.

3.2          Authorization of Transaction. Subject to the receipt of the Required Vote, each GTY Party has all requisite corporate power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The GTY Board, the Board of Directors of Merger Sub and the Holdings Board have unanimously authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement, and subject to receipt of the Required Vote, no other corporate proceedings on the part of the GTY Board, Holdings or Merger Sub are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement has been duly executed and delivered by each GTY Party that is a party hereto and thereto, and assuming the due authorization, execution and delivery of the same by each other party hereto and thereto, this Agreement and each Ancillary Agreement shall constitute the valid and legally binding obligation of each GTY Party that is a party hereto and thereto, enforceable against such GTY Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.

3.3          Capitalization.

(a)          The GTY SEC Filings set forth the authorized, issued and outstanding Capital Stock of GTY. Except as set forth in the GTY SEC Filings filed prior to the date of this Agreement, except for the rights of holders of GTY Public Shares to have their GTY Public Shares redeemed for cash held in the Trust Account and except as contemplated by this Agreement and the Ancillary Agreements, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of GTY or obligating GTY to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of GTY to repurchase, redeem or otherwise acquire any Capital Stock of GTY. All shares of GTY Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. All outstanding GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been issued in compliance, in all material respects, with all applicable Laws, including securities Laws, and all requirements set forth in applicable contracts.

(b)          GTY owns, directly or indirectly (through one or more of its Subsidiaries), all of the issued and outstanding Capital Stock of each Subsidiary of GTY (including Holdings prior to the GTY Merger). No GTY Party owns, directly or indirectly, any Capital Stock of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding GTY Parties). Except as set forth in Section 3.3(b) of GTY’s Disclosure Schedule, (i) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Capital Stock of the Subsidiaries of GTY (including Holdings prior to the GTY Merger) or obligating the Subsidiaries of GTY (including Holdings prior to the GTY Merger) to issue or sell any shares of Capital Stock; and (ii) there are no outstanding contractual obligations of the Subsidiaries of GTY to repurchase, redeem or otherwise acquire any Capital Stock. All Capital Stock set forth in Section 3.3(b) of GTY’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(c)          Upon the Closing, the Merger Shares will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens.

3.4          Non-contravention; Required Consents.

(a)          Except as set forth in Section 3.4 of GTY’s Disclosure Schedule, the execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any GTY Party, or (B) provision of the Organizational Documents of any GTY Party; (ii) conflict with, result in a breach of, constitute a default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Contract, Consent or Permit to which any GTY Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien upon any Holdings Common Stock or any assets of any GTY Party, other than Permitted Liens. Except (w) as set forth on Section 3.4 of GTY’s Disclosure Schedule, (x) the Required Vote, (y) the filing with the SEC of the Registration Statement and such other documents in compliance with the Securities Exchange Act and the Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and (z) such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no GTY Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body or any other Person in order to consummate the Transaction.

(b)          There is no Order, and no Proceeding is pending or threatened in writing, against any GTY Party, or any of their assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits the GTY Parties from complying with their obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.

3.5          Brokers’ Fees. Except as disclosed in the GTY SEC Filings, no GTY Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.

3.6          Undisclosed Liabilities. Except as set forth in Section 3.6 of GTY’s Disclosure Schedule, the GTY Parties do not have any liabilities required by GAAP to be set forth on the consolidated balance sheet of GTY, except for liabilities that (a) are accrued or reserved against on the face of the most recent consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto), (b) were incurred subsequent to the date of the most recent consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) in the Ordinary Course of Business, (c) liabilities or obligations incurred in connection with the Transaction or (c) those which are not, individually or in the aggregate, material in amount.

3.7          Solvency. Immediately after giving effect to the Transaction, GTY, Holdings and the Surviving Company and each GTY Party thereof will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). No transfer of property is being made and no obligation is being incurred in connection with the Transaction with the intent to hinder, delay or defraud either present or future creditors of any GTY Party.

3.8          Pro-Forma Capitalization of Holdings. Section 3.8 of GTY’s Disclosure Schedule lists the pro forma capitalization of Holdings after giving effect to the Merger and the other Roll-up Transactions (assuming all such transactions are consummated in accordance with the terms thereof and without giving effect to any redemptions after the date hereof by GTY of shares issued in its initial public offering). Except as set forth on Section 3.8 of GTY’s Disclosure Schedule or in the GTY SEC Filings, neither GTY, Holdings nor any other GTY Party will have outstanding securities convertible into, exchangeable for or carrying the right to acquire equity securities of GTY, Holdings or any other GTY Party, or subscriptions, warrants, options, rights (including pre-emptive rights), stock appreciation rights, phantom stock interests or other arrangements or commitments obligating GTY, Holdings or any other GTY Party to issue or dispose of any of its respective equity securities or any other ownership interest in GTY, Holdings or any GTY Party.

3.9          SEC Filings; Financial Statements; Absence of Certain Changes.

(a)          GTY has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities. As of their respective dates, the GTY SEC Filings (i) were prepared in accordance, in all material respects, with the requirements of the Securities Act or the Securities Exchange Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except to the extent set forth in the preceding sentence, GTY makes no representation or warranty whatsoever concerning any GTY SEC Filing as of any time other than the date or period with respect to which it was filed. The certifications and statements required by (x) Rule 13a-14 under the Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the GTY SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects.

(b)          Each of the consolidated financial statements included in or incorporated by reference into the GTY SEC Filings (including, in each case, any notes and schedules thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of GTY as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

(c)          The financial records, systems, controls, data and information of GTY are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of GTY or its accountants. GTY has devised and maintains a system of Internal Controls. The Internal Controls for GTY satisfy the requirements of Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, and such Internal Controls are designed to ensure that all material information concerning GTY is made known on a timely basis to the individuals responsible for the preparation of GTY SEC Filings and other public disclosure documents.

(d)          Since the Most Recent Balance Sheet Date until the date of this Agreement, there has not been any Material Adverse Effect with respect to GTY, Holdings or Merger Sub. None of GTY, Holdings or Merger Sub has conducted any business other than its formation, the public offering of its securities (and the related private offerings), the making of public reports under the Exchange Act and the search for, and preparation for the execution of, a business combination.

3.10         Registration Statement and Proxy Statement. On the effective date of the Registration Statement (the “Effective Date”), the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the Effective Date, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b), the date the Proxy Statement is first mailed to the GTY Shareholders, and at the time of the GTY Shareholder Meeting, the Proxy Statement (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that GTY makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Proxy Statement in reliance upon and in conformity with information furnished in writing to GTY by or on behalf of the Company specifically for inclusion in the Registration Statement or the Proxy Statement.

3.11         Nasdaq Stock Market Quotation. The issued and outstanding shares of GTY Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “GTYH”. There is no action or proceeding pending or threatened in writing against GTY by the Nasdaq or the SEC with respect to any intention by such entity to deregister the GTY Common Stock or terminate the listing of GTY on the Nasdaq Capital Market. None of GTY or any of its Affiliates has taken any action in an attempt to terminate the registration of the GTY Common Stock under the Exchange Act.

3.12         Litigation; Legal Compliance. Except as set forth in Section 3.12 of GTY’s Disclosure Schedule, (a) there is no material Proceeding pending or threatened in writing, involving the GTY Parties, or affecting any of their assets, rights or properties; (b) there are no material Orders to which the GTY Parties are subject; and (c) each GTY Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the GTY Parties.

3.13         Financial Ability; Trust Account. As of date of this Agreement, GTY has at least $550,000,000.00 Dollars in a trust account at UBS (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated October 26, 2016, by and between GTY and the Trustee (the “Trust Agreement”), invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in United States “government securities.” Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, GTY’s Organizational Documents and GTY’s final prospectus dated October 26, 2016. GTY has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. Except as described in GTY SEC Filings, as of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. Since October 26, 2016 through the date hereof, GTY has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of GTY to dissolve or liquidate pursuant to GTY’s Organizational Documents shall terminate, and as of the Effective Time, GTY shall have no obligation whatsoever pursuant to GTY’s Organizational Documents to dissolve and liquidate the assets of GTY by reason of the consummation of the Transaction. To the Knowledge of GTY, as of the date hereof, following the Effective Time, no GTY Shareholders shall be entitled to receive any amount from the Trust Account except pursuant to a GTY Stock Redemption.

Article 4
PRE-CLOSING COVENANTS

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

4.1           General. Each Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated by this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection with such Transaction, and (b) cause the satisfaction, but not waiver, of the other Party’s conditions set forth in Article 6 below.

4.2           Notices and Consents. As promptly as practicable after the date hereof, the Company Parties shall solicit the Consents set forth on Section 4.2 of the Company’s Disclosure Schedule. The Company Parties shall use commercially reasonable efforts, and the GTY Parties shall cooperate in all reasonable respects with the Company Parties, to obtain all such Consents prior to the Closing; provided, however, that neither any Company Party or any GTY Party shall be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required. The CB Holders entitled to approve and adopt this Agreement shall approve and adopt this Agreement pursuant to a written consent in the form attached hereto as Exhibit D (the “CB Holder Consent”) by 5:00 p.m. Eastern Time on the day after the date of this Agreement.

4.3           Operation of Business. Between the date of this Agreement and the Closing Date, except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 4.3(a) of the Company’s Disclosure Schedule, or with the prior written consent of GTY (not to be unreasonably withheld, conditioned or delayed), the Company shall cause the Company Parties and their Affiliates to: (i) conduct the Company Parties and the Business only in the Ordinary Course of Business; (ii) continue to operate in a manner consistent with the operating budget and to make capital expenditures in the Ordinary Course of Business (and, with respect to the calendar years ending December 31, 2018 and 2019, in an aggregate amount not less than 90% of the budgeted amounts therefor under the capital expenditure and operating budgets, each as provided to GTY); (iii) use commercially reasonable efforts to maintain the business, properties, physical facilities and operations of the Company Parties and the Business, preserve intact the current business organization of the Company Parties, keep available the services of the current officers, employees and agents of the Company Parties, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees; (iv) not otherwise take any action, or fail to take any reasonable action within its control, that would require disclosure pursuant to Section 2.6(c) of this Agreement as if the representations in Section 2.6(c) were made as of the date of such action; provided that, with respect to Section 2.6(c)(iii), GTY shall use its commercially reasonable efforts to promptly review any Material Contract to be entered into after the date hereof and prior to the Closing; (v) not otherwise take any action that would reasonably be expected to result in any of the representations and warranties set forth in Article 2 becoming false or inaccurate such that the condition set forth in Section 6.2(a) would fail to be satisfied; (vi) not repay or incur any Debt after 11:59 p.m. Eastern Time on the date immediately prior to the Closing Date; and (vii) not to take any of the following actions, except in the Ordinary Course of Business:

(a)          discount accounts receivable, accelerate the collection of accounts receivable from future periods into more current periods, delay the payment of accounts payable or accrued expenses, decrease the historic levels of inventory, delay the purchase of services or supplies or delay capital repairs or maintenance;

(b)          enter into new agreements or modify existing agreements that would incur deferred revenue or offer rebates, discounts or other pricing incentives;

(c)          issue, create, incur or assume any Debt or incur, offer, place, arrange, syndicate, assume, guarantee or otherwise become liable for, any Debt for borrowed money (directly, contingently or otherwise), other than Debt which can be paid-off in full at the Closing;

(d)          amend or modify any pricing or collection terms of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), if such amendment or modification would delay or defer cash collection or accounts receivable recordation or recognition under such Material Contract or Contract; or

(e)          agree or commit to do any of the foregoing.

4.4          Access and Cooperation.

(a)          The Company shall, and shall cause the Company Parties and their Affiliates to: (i) provide the GTY Parties and their respective representatives full access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company Parties and the Business, and (ii) furnish the GTY Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided that such access, investigations and inquiries by or on behalf of the GTY Parties shall (x) be given at reasonable times and upon prior written notice, and (y) during normal business hours and without undue interference with normal operations or customer or employee relations.

(b)          All information disclosed by or to any Party, any Company Party or any GTY Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated as of August 7, 2018, between GTY and the Company.

(c)          In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company Parties or the GTY Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto, all at the sole cost and expense of the contesting or defending Party, except to the extent that the contesting or defending Party is entitled to indemnification therefor pursuant to Article 7.

4.5          Notice of Developments. Each Party, provided such Party has Knowledge of any of the following, shall provide the other Parties with prompt written notice (each, a “Development Notice”) of any event, fact or circumstance that (i) gives such party any reason to believe that any of the conditions of the other Party set forth in Article 6 would reasonably be expected not to be satisfied, (ii) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on any such Party, or (iii) would require any amendment or supplement to any GTY SEC Filing. In the event that any Development Notice relates to any matter that occurred or existed prior to the date of this Agreement, then the matters set forth in such Development Notice shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement with respect to such matter, including for purposes of indemnification under Article 7; provided that, to the extent such Development Notice relates to any matter that occurs or arises on or after the date of this Agreement, then such Development Notice shall not form the basis of a claim for a breach hereunder (except to the extent caused by a failure of the Company Parties to comply with its covenants hereunder), but may be considered for purposes of determining the satisfaction of the conditions in Article 6. Each Party will have thirty (30) days from the date of delivery of a Development Notice to cure a development described in this Section 4.5 (only to the extent any such development is curable), and if such development is not cured within such time, the other Parties may terminate to the extent permitted pursuant to the conditions set forth in Article 8; provided that if this Agreement is not terminated pursuant to Article 8 on or prior to the date that is forty-five (45) days from the date of delivery of such Development Notice, the matters set forth in such Development Notice shall not serve as a basis for a right to terminate unless and until another Development Notice is delivered. Such obligations of the Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of (i) the termination of this Agreement and (ii) the Closing Date.

4.6          Operating Capital. At or immediately following the Closing, Holdings shall wire $15,000,000 in immediately available funds to the account of the Company to be used as operating capital.

4.7          No Solicitation of Transaction; No Trading.

(a)          The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives shall not, directly or indirectly: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Capital Stock (or any options, warrants (other than warrants pursuant to the Note Purchase Agreement), convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing), assets (other than the sale of inventory in the Ordinary Course of Business) or debt of the Company Parties, (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption, financing or similar transaction involving the Company Parties, or (C) any similar transaction or business combination involving the Company Parties (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Party or Company Party to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing; provided, however, that nothing contained in this Agreement shall prohibit the Company from (x) engaging in any discussions with any potential investors relating to, or completing, any bona fide debt or equity financings proposed to be completed by the Company (including, without limitation, a Series C and/or Series D preferred stock financing) in the ordinary course of business consistent with past practice, or (y) consummating any Transaction Financing or Subsequent Financing; provided further that no such Transaction Financing or Subsequent Financing shall result in (1) a change of control of the Company or (2) the invalidation of the CB Holder Consent. The Company and its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives, shall immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished with respect to an Acquisition Proposal (except to the extent required by Law or internal compliance policies or procedures) and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.

(b)          The Company and CB Holders’ Representative acknowledges and agrees that each is aware, and the Company acknowledges and agrees that the Company Parties, the CB Holders and each of their respective Affiliates and representatives is aware (or upon receipt of any material nonpublic information of the GTY Parties, will be advised by the Company), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. The Company and CB Holders’ Representative hereby agree, for themselves, and the Company agrees, on behalf of the Company Parties, to advise the CB Holders and each of the Company Parties’ respective Affiliates and representatives, that from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, or, as to any individual, while in possession of material nonpublic information, none of such Persons shall, directly or indirectly, acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of GTY, communicate any material nonpublic information relating to the Transaction to any other Person, or cause or encourage any Person to do any of the foregoing.

4.8          SEC Filings.

(a)          As promptly as practicable, and in no event later than four (4) Business Days following the date of this Agreement, GTY shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the Parties shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(b)          As promptly as reasonably practicable after the date hereof and the availability of the PCAOB Financial Statements of the Company and its Subsidiaries and the other target companies involved in the Roll-Up Transactions, Holdings, GTY and the Company shall prepare and GTY and Holdings shall file with the SEC the Registration Statement which shall (i) comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and (ii) include a proxy statement (the “Proxy Statement”) for the purpose of soliciting proxies from GTY Shareholders to vote at the GTY Shareholder Meeting in favor of the GTY Shareholder Voting Matters that will also constitute a prospectus pursuant to which the securities of Holdings issuable in connection with the GTY Merger will be registered under the Securities Act. Each of GTY, Holdings and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing, and GTY shall thereafter, in compliance with the relevant requirements of the Securities Exchange Act, file and mail or deliver the Proxy Statement to the stockholders of GTY. GTY shall advise the Company promptly after it receives notice thereof, of the respective times when any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of any of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Parties acknowledge that a substantial portion of the Registration Statement and certain other forms, reports and other filings required to be made by GTY and/or Holdings under the Securities Act and the Securities Exchange Act in connection with the Transaction (collectively, “Additional GTY Filings”) shall include disclosure regarding the Company Parties and the Business, and their management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Company Parties to, as promptly as reasonably practicable, provide GTY or Holdings, as applicable, with all information concerning the CB Holders and the Company Parties, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in the Registration Statement, Additional GTY Filings or any other GTY SEC Filing. The Company shall make, and shall cause the Company Parties to make, their Affiliates, directors, officers, managers and employees reasonably available to GTY, Holdings and their respective counsel in connection with the drafting of the Registration Statement and Additional GTY Filings and responding in a timely manner to comments thereto from the SEC. Without limiting the foregoing, GTY shall ensure that the Proxy Statement does not, as of the date on which it is distributed to the GTY Shareholders, and as of the date of the GTY Shareholder Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that GTY shall not be responsible for the accuracy or completeness of any information furnished in writing by the Company for inclusion in the Proxy Statement). GTY and Holdings shall each make all necessary filings with respect to the Transaction under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. GTY, acting through the GTY Board, shall include in the Proxy Statement the recommendation of the GTY Board that the GTY Shareholders vote in favor of the adoption of this Agreement and the approval of the GTY Shareholder Voting Matters; provided, however, that the GTY Board may withdraw or modify such recommendation if the GTY Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law.

(c)          At least five (5) days prior to Closing, Holdings shall begin preparing, in consultation with the Company, a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the Transaction pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, GTY and Holdings shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.

(d)          The Company covenants and agrees, that the information provided by the Company or any Company Party, or any of their respective Affiliates or representatives, in any case, to be contained in the Proxy Statement, the Additional GTY Filings, any other GTY SEC Filing, any document submitted to any other Governmental Body or any announcement or public statement regarding the Transaction (including the Signing Press Release and the Closing Press Release) shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. If, at any time prior to the Closing, the Parties discover or become aware of any event, fact or circumstance relating to the CB Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to the Registration Statement so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement.

4.9           Registration Rights. The Parties hereto agree to that Exhibit C hereto sets forth the registration rights relating to the Holdings Common Stock to be issued to the CB Holders hereunder in connection with the Earnout Amount. The CB Holders agree to cooperate in good faith with Holdings prior to reselling any Holdings Common Stock the CB Holders receive hereunder to ensure an orderly disposition of such Holdings Common Stock that maximizes value for all holders of Holdings Common Stock.

4.10         Investor Presentations. Each Party shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a reasonably timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.

4.11         Certain Business Relationships. The Company and the Company Parties, as applicable, shall cause all of the Contracts which are or are required to be set forth in Section 2.18 of the Company’s Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing.

4.12         Remaining Stockholder Notices. The Company will, in accordance with applicable Law and its organizational documents promptly mail to any CB Shareholder that has not theretofore executed a written consent adopting this Agreement, approving the Transaction and waiving any appraisal rights of Section 262 of the DGCL (each, a “Remaining Stockholder”) a request that such CB Shareholder execute the written consent of the CB Shareholder approving the Merger as provided in Section 264 of the DGCL and that such CB Holder waive any appraisal rights under Section 262 of the DGCL. In connection with such request, the Company will, through its board of directors, recommend to the CB Shareholder approval of the Merger. No less than ten (10) Business Days before the date on which the Company intends to deliver the information statement or other information to be delivered to the Remaining Stockholders, the Company will deliver to GTY, for review and comment, the information statement or other information to be delivered to the Remaining Stockholders, and will incorporate therein any reasonable comments of GTY and its legal counsel delivered to the Company within five (5) Business Days after receiving such information statement or other information.

4.13         Exercise of Company Rights. Upon the request of GTY, the Company or any CB Holder, as applicable, shall exercise any rights it may have under the Company’s Organizational Documents or other agreement among the CB Holders to compel the CB Holders to (i) execute and deliver any documents, certificates, or agreements reasonably necessary to consummate transactions contemplated hereby and (ii) waive any rights with respect to appraisal of CB Shares or similar rights, in each case, to the extent permitted by applicable Law.

4.14         Financial Statements and Related Information. The Company shall provide to GTY as promptly as practicable after the date of this Agreement (i) audited consolidated financial statements of the Company and its Subsidiaries, including the audited consolidated balance sheet, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statement of cash flows as of and for the year ended December 31, 2017, together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB and shall be unqualified, (ii) audited consolidated financial statements of the Company and its Subsidiaries, including consolidated balance sheets, statement of operations and comprehensive income (loss) and statement of changes in stockholders’ equity (deficit) and statements of cash flows as of and for the nine (9) month period ended September 30, 2018 (and the unaudited comparable period in the prior year) together with all related notes and schedules thereto, prepared in accordance with GAAP applied on a consistent basis throughout the covered periods and Regulation S-X, accompanied by a signed report of the Company’s independent auditor with respect thereto, which report shall refer to the standards of the PCAOB, (iii) all other audited and unaudited financial statements of the Company and its Subsidiaries required under the applicable rules, regulations and guidance of the SEC to be included in the Registration Statement and/or the Closing Form 8-K and (iv) all selected financial data of the Company and its Subsidiaries required by Item 301 of Regulation S-K, in each case to be included in the Registration Statement and the Closing Form 8-K (collectively, the financial statements and information referred to in this Section 4.14, the “PCAOB Financial Statements”).

4.15         GTY Equity Incentive Plan. The Holdings Board shall take all action necessary to (i) approve the GTY Equity Incentive Plan, (ii) reserve a sufficient number of shares of Holdings Common Stock to provide for the issuance of up to Two Million (2,000,000) shares of Holdings Common Stock to the Company Employees under the GTY Equity Incentive Plan and (iii) adopt resolutions granting, effective immediately after the Effective Time, restricted stock units or other equity-based awards under the GTY Equity Incentive Plan to the Company Employees in the amounts agreed to between the Company and Holdings.

4.16         GTY Merger. Subject to the GTY Shareholders approval of the GTY Shareholder Approval Matters, the GTY Board and the Holdings Board shall take all action necessary to consummate the GTY Merger prior to the Effective Time.

Article 5
POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following the Closing:

5.1          General. Following the Closing, each Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.

5.2          D&O Indemnification.

(a)          From and after the Closing, Holdings shall, subject to any change in additional or lesser coverage in amount, scope, cost of premium or otherwise as decided by a majority of the Holdings Board, provide or shall cause to be provided to each individual who becomes a director or officer of any GTY Party, rights to indemnification, advancement of expenses, exculpation from liability and directors’ and officers’ insurance which are at least as favorable to such individuals as the rights to advancement of expenses, exculpation from liability and directors’ and officers’ insurance set forth in the Organizational Documents or existing indemnity agreements of the Company.

(b)          For a period of six (6) years after the Closing, the GTY Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the individuals who were officers, directors or managers of the Company Parties or the GTY Parties prior to Closing (the “Indemnified Executives”) comparable to the coverage provided as of the date hereof under the policy or policies maintained by the Company Parties for the benefit of such individuals from an insurer of comparable quality.

(c)          From and after the Closing, in the event any GTY Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by operation of law, proper provision shall be made so that the successors and assigns of Holdings assume the obligations set forth in this Section 5.2.

(d)          The provisions of this Section 5.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Indemnified Executive and their respective heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

5.3          Employees.

(a)          As of the Closing Date, and for a period of 12 months thereafter, the GTY Parties will provide, or cause the respective Affiliates to provide, each employee of the Company Parties as of the Closing (the “Company Employees”) with (i) an annual base salary or an hourly wage rate that is not less than that provided to such Company Employee by the Company Parties immediately prior to the Closing, (ii) bonus and incentive compensation opportunities that are not less favorable than those provided to such Company Employee by the Company Parties immediately prior to the Closing, and (iii) employee benefits that are substantially comparable in the aggregate to those provided to such Company Employee by the Company Parties immediately prior to the Closing. The GTY Parties and their respective Affiliates will treat, and will cause each employee benefit plan, program, practice, policy and arrangement sponsored, maintained or contributed to by any GTY Party or any of its Affiliates following the Closing and in which any Company Employee (or the spouse, domestic partner or any dependent of any Company Employee) participates or is eligible to participate (each, a “GTY Plan”) to treat, for all purposes (including determining eligibility to participate, vesting, benefit accrual and level of benefits), all service with the Company Parties (or predecessor employers if any of the Company Parties or any Company Benefit Plan provides past service credit) as service with the GTY Parties and their respective Affiliates except to the extent such recognition would result in a duplication of benefits. The GTY Parties will cause each GTY Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA, (i) to waive any eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations regarding the Company Employees and their spouses, domestic partners and dependents to the extent waived, satisfied or not included under the corresponding Company Benefit Plan, and (ii) to recognize for each Company Employee to apply annual deductible, co-payment and out-of-pocket maximums under such GTY Plan any deductible, co-payment and out-of-pocket expenses paid by each Company Employee and his or her spouse, domestic partner and dependents under the corresponding Company Benefit Plan during the plan year of such Company Benefit Plan in which occurs the later of the Closing Date and the date on which each Company Employee begins participating in such GTY Plan.

(b)          Nothing in this Section 5.3, (i) is intended to, or will be construed to, confer upon any Company Employee or any other Person other than the parties to this Agreement any rights or remedies hereunder, including the right to continued employment; or (ii) will establish, amend or be deemed to establish or amend any Company Benefit Plan, GTY Plan or any other benefit plan, program, policy or arrangement of any GTY Party or will limit the rights of any GTY Party or the Company to establish, amend or terminate any Company Benefit Plan, GTY Plan or any other benefit plan, program, policy or arrangement, whether before or after Closing.

5.4          Tax Matters.

(a)          Tax Returns.

(i)          The Company, shall (A) prepare and timely file, or cause the relevant Company Party to prepare and timely file all Tax Returns of the Company and each Subsidiary of the Company due (after taking into account all appropriate extensions) on or before the Closing Date (the “CB Prepared Returns”) and (B) timely pay, or cause the relevant Company Party to pay, all Taxes that are shown as payable with respect to CB Prepared Returns. All CB Prepared Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Company and its Subsidiaries and, to the extent applicable, the conventions provided for in accordance with Section 5.4(a)(iii).

(ii)         Holdings shall cause the relevant Company Party to prepare and timely file all Tax Returns of the Company Parties due (after taking into account all appropriate extensions) after the Closing Date (the “GTY Prepared Returns”). To the extent that a GTY Prepared Return relates to a Pre-Closing Tax Period or Straddle Period, such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods, and, to the extent applicable, the conventions provided in Section 5.4(a)(iii), unless required otherwise by Law. Each GTY Prepared Return that shows an Indemnified Tax shall be submitted to the CB Holders’ Representative a reasonable time prior to (but no later than 30 days prior to) the due date of such Tax Return. Holdings shall incorporate any reasonable comments made by the CB Holders’ Representative in the final Tax Return prior to filing. No failure or delay of Holdings in providing GTY Prepared Returns for the CB Holders’ Representative to review shall reduce or otherwise affect the obligations or liabilities of the CB Holders pursuant to this Agreement except to the extent the CB Holders are actually prejudiced by such delay or failure. Notwithstanding anything in this Agreement to the contrary, any Transaction Tax Deductions shall, to the maximum extent permitted by applicable Law, be reflected on the Tax Returns of the Company for Pre-Closing Tax Periods (including the pre-Closing portion of Straddle Periods), as the case may be.

(iii)        The CB Holders’ Representative, the CB Holders, Holdings and GTY agree with respect to certain Tax matters as follows:

(A)         The Tax years of the Company Parties organized under U.S. Tax Laws shall end for U.S. federal income Tax purposes as of the end of the Closing Date and, to the extent permissible under applicable Laws, the Company Parties shall elect to have each of its other Tax years end as of the end of the Closing Date.

(B)         To treat all indemnification payments under this Agreement as adjustments to the Cash Purchase Price for all relevant Tax purposes.

(C)         To treat all interest and other earnings on the Purchase Price Escrow Account and Indemnity Escrow Account as income of GTY in accordance with the transition rule set forth in Proposed Treasury Regulation Section 1.468B-8(h)(2).

(D)         That no election under Code Section 338(g) or Code Section 336(e) shall be made with respect to the acquisition (or sale) of the shares of any Company Party contemplated by this Agreement.

(E)         That without the prior written consent of the CB Holders’ Representative (not to be unreasonably withheld, conditioned or delayed), Holdings and the Surviving Company shall not (i) file or amend any Tax Return of the Company Parties that relates to a Pre-Closing Tax Period (or Straddle Period) except as contemplated pursuant to Section 5.4(a)(ii), extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to a Pre-Closing Tax Period (or Straddle Period), (iii) make or change any Tax election or accounting method or practice that has retroactive effect to any Pre-Closing Tax Period (or portion of any Straddle Period ending on the Closing Date), or (iv) initiate any voluntary disclosure or other communication with any Governmental Body relating to any actual or potential Tax payment or Tax Return filing obligation of the Company Parties for any Pre-Closing Tax Period (or Straddle Period).

Unless otherwise required by Law, neither the CB Holders nor Holdings shall take any position (and Holdings shall not allow any Company Party or any of its other Affiliates to take any position) during the course of any audit or other Proceeding with respect to any Taxes or Tax Returns (whether or not a Tax Contest) that is inconsistent with any election, position, or agreement provided for in this Section 5.4(a)(iii).

(b)          Apportionment of Taxes. For purposes of determining the amount of Taxes that are attributable to a Pre-Closing Tax Period (or portion of any Straddle Period ending on the Closing Date) the parties agree as follows:

(i)          In the case of property Taxes and other similar Taxes imposed on a periodic basis for a Straddle Period, the amounts that are attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period.

(ii)         In the case of Taxes in the form of interest or penalties, all such Taxes shall be treated as attributable to a Pre-Closing Tax Period (or the portion of the Straddle Period ending on the Closing Date) to the extent relating to a Tax for a Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date) whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.

(iii)        In the case of Taxes imposed on any Company Party, Holdings or any other GTY Indemnitee as a result of income of any Flow-Thru Entity realized prior to the Closing Date (such income being computed assuming the Flow-Thru Entity had a year that ends on the Closing Date and closed its books), such Taxes shall be treated as Taxes of the relevant Company Party for a Pre-Closing Tax Period.

(iv)        In the case of payroll and other employment Taxes of any Company Party with respect to any transaction-related bonuses or Options paid on or before, or within a short period of time after, the Closing Date or any other Taxes imposed on any Company Party with respect to the payment of any Transaction Expenses of a Company Party made on or before, or within a short period of time after, the Closing Date, such Taxes shall be treated as Taxes of the relevant Company Party for a Pre-Closing Tax Period.

(v)         In the case of all other Taxes for a Straddle Period (including income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the relevant Company Party filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of this clause (v), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (i) for periodic Taxes.

(c)          Cooperation. GTY, Holdings, the Company, the CB Holders’ Representative and each CB Holder shall (i) assist in the preparation and timely filing of any Tax Return of any Company Party; (ii) assist in any audit or other Proceeding with respect to Taxes or Tax Returns of any Company Party (whether or not a Tax Contest); (iii) make available any information, records, or other documents relating to any Taxes or Tax Returns of the Company or any Subsidiary of any Company Party; (iv) provide any information necessary or reasonably requested to allow Holdings or any relevant Company Party to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement; and (v) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

(d)          Tax Contests. Holdings shall control, or cause the applicable Company Party to control, the conduct of any audit or other Proceeding relating to Taxes of any Company Party (a “Tax Contest”); provided, however, that the CB Holders’ Representative, at the sole cost and expense of the CB Holders, shall have the right to participate in any such Tax Contest to the extent it relates solely to Taxes for a Pre-Closing Tax Period and Holdings shall incorporate any timely and reasonable comments made by the CB Holders’ Representative with respect to any documentation related to such Tax Contest. Holdings shall not settle any such Tax Contest without the consent of the CB Holders’ Representative (not to be unreasonably withheld, delayed, or conditioned).

(e)          Transfer Taxes. All federal, state, local, non-U.S. transfer, excise, sales, use, ad valorem value added, registration, stamp, recording, property and similar Taxes or fees applicable to, imposed upon, or arising out of the transfer of the shares in the Company or any other transaction contemplated by this Agreement and all related interest and penalties (collectively, “Transfer Taxes”) shall be paid fifty-percent (50%) by the CB Holders and fifty-percent (50%) by GTY or Holdings, as applicable.

(f)          Tax Refunds.

(i)          Subject to Section 5.4(f)(iii), all refunds of Taxes (other than refunds of Transfer Taxes, which shall be allocated in the same manner as Transfer Taxes are allocated under Section 5.4(e)) of the Company or any Subsidiary of the Company for any Pre-Closing Tax Period (or portion of a Straddle Period ending on the Closing Date as determined in accordance with the same principles provided for in Section 5.4(b)) (whether in the form of cash received from the applicable Governmental Body or a direct credit against Taxes that are not Indemnified Taxes) shall be for the benefit of the CB Holders. GTY will cooperate with the CB Holders’ Representative, and take reasonable steps requested by the CB Holders’ Representative, to obtain any such refund.

(ii)         To the extent that GTY, Holdings or any Company Party, or any of their Affiliates, receives a refund that is for the benefit of the CB Holders, GTY or Holdings, as applicable shall pay to the Exchange Agent for distribution to the CB Holders the amount of such refund (without interest other than interest received from the Governmental Body), net of (i) any Taxes imposed on GTY, Holdings or such Company Party, or any of their Affiliates, as a result of the receipt of such refund; and (ii) any reasonable expenses that GTY, Holdings, a Company Party, or any of their Affiliates incurred with respect to such refund. The net amount due to the CB Holders shall be payable ten (10) days after receipt of the refund from the applicable Governmental Body (or, if the refund is in the form of direct credit, ten (10) days after filing the Tax Return claiming such credit).

(iii)        Nothing in this Section 5.4(f) shall require that GTY or Holdings make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of GTY, Holdings or the applicable Company Party) that is with respect to any refund of Tax that is the result of the carrying back of any net operating loss or other Tax attribute or Tax credit incurred in a Post-Closing Tax Period (or portion of any Straddle Period beginning after the Closing Date).

(g)          Tax Treatment. None of GTY, Holdings, Merger Sub, the Company or any of their respective Affiliates shall take any action that would reasonably be likely to prevent the Merger from qualifying as part of a transaction described in Section 351 of the Code (“351 Transaction”) and prior to the Effective Time, GTY, Holdings, Merger Sub, the Company and their respective Affiliates shall use their best efforts to cause the Merger to qualify as part of a 351 Transaction.

5.5          Securities Listing. GTY and Holdings shall use commercially reasonable efforts to cause the Holdings Common Stock to be issued in connection with the transactions contemplated hereby to be approved for listing on Nasdaq at the Closing and continue the listing for trading of the Holdings Common Stock on Nasdaq (or on such other stock exchange or automated quotation system upon which the Holdings Common Stock is then listed or quoted) from and after the Effective Time.

Article 6
CONDITIONS TO OBLIGATION TO CLOSE

6.1          Conditions to Obligations of CB Holders and GTY Parties. The obligations of the Company, GTY, Holdings and Merger Sub to consummate the Transaction is subject to the satisfaction or written waiver (where permissible) of the following conditions:

(a)          the Registration Statement shall have been declared effective by the SEC;

(b)          the Required Vote shall have been obtained;

(c)          there shall not be any Law or Order in effect preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part;

(d)          The GTY Stock Redemptions shall have been completed in accordance with the terms hereof, all rules and regulations of the SEC and the Proxy Statement and GTY shall have delivered to the Company evidence that, immediately prior the Closing (and following the GTY Stock Redemptions and payment of any expenses related to the transactions contemplated under this Agreement), that GTY will have no less than the Necessary Cash Amount in the Trust Account; and

(e)          The GTY Merger shall have occurred.

6.2          Conditions to Obligations of GTY, Holdings and Merger Sub. The obligations of each of GTY, Holdings and Merger Sub to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:

(a)          the representations and warranties of the Company contained in Article 2 (including the representations and warranties set forth in Section 2.9 (Tax Matters)) shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, except for the Fundamental Representations (other than the representations and warranties set forth in Section 2.9 (Tax Matters)), which must be true and correct in all respects as of the Closing Date, in each case as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);

(b)          each Company Party shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing;

(c)          there shall not have been a Material Adverse Effect with respect to the Company;

(d)          the Company shall have delivered to GTY a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of each Company Party, (iii) the authorizing resolutions of the Company Board, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of any Company Party;

(e)          the Consents or Permits set forth in Schedule 6.2(e) shall have been obtained;

(f)          the Company shall have delivered to GTY the Escrow Agreement executed by CB Holders’ Representative and the Escrow Agent;

(g)          the CB Shareholders entitled to approve and adopt this Agreement shall have approved and adopted this Agreement pursuant to the CB Holder Consent by 5:00 p.m. Eastern Time on the day after the date of this Agreement;

(h)          each executive of the Company set forth on Schedule 6.2(h) shall have delivered to GTY a duly executed CB Holder Lockup Agreement and a duly executed Letter of Transmittal;

(i)          the Company shall have delivered to GTY an affidavit, signed under perjury, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h), stating that the Company is not, and has not been during the five (5)-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code;

(j)          the Company shall have delivered to GTY a good standing certificate (or equivalent certificate) issued not more than ten (10) days prior to the Closing Date for each Company Party;

(k)          the Company shall have delivered to GTY evidence of the termination of each Contract set forth on Section 2.18 of the Company’s Disclosure Schedule;

(l)          the Company shall have delivered to GTY duly executed pay-off letters, releases, Lien discharges and such other evidence of the satisfaction in full of all Debt of the Company Parties and the release of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties;

(m)          with respect to each Convertible Note outstanding as of the Closing, the Company shall have delivered to GTY a duly executed pay-off letter evidencing the satisfaction in full of such Convertible Note upon being paid off at Closing or a duly executed acknowledgement that such Convertible Note will be converted into CB Shares at Closing;

(n)          the Company shall have delivered to GTY those employment agreements dated as of the date hereof between GTY and each of the Key Executives, and each such agreement shall be in effect as of the Effective Time;

(o)          the Company shall have delivered to GTY those restrictive covenant agreements dated as of the date hereof between GTY and each of the Key Executives and each of the stockholders set forth on Schedule 6.2(o), and each such agreement shall be in effect as of the Effective Time;

(p)          no more than 5% of the CB Shares shall be Dissenting Shares;

(q)          this Agreement and the Merger shall have been approved and adopted pursuant to the CB Holder Consent in accordance with applicable law and the CB Holder Consent shall have been delivered to GTY;

(r)          GTY has received the PCAOB Financial Statements of the Company in a form reasonably satisfactory to GTY; and

(s)          the Roll-Up Transactions have closed or will close substantially simultaneously with the Closing.

All such agreements, documents and other items shall be in form and substance reasonably satisfactory to GTY.

6.3          Conditions to Obligations of the Company. The Company’s obligation to consummate the Transaction is subject to satisfaction or written waiver (where permissible) of the following conditions:

(a)          all of the representations and warranties of GTY, Holdings and Merger Sub contained in Article 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date);

(b)          each of GTY, Holdings and Merger Sub shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;

(c)          GTY and Holdings shall have delivered to the Company a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.3(a), (b) and (h) is satisfied; (ii) the Organizational Documents of each GTY Party, (iii) the authorizing resolutions of each GTY Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each GTY Party;

(d)          GTY and Holdings, as applicable shall have issued and delivered the Merger Shares and Cash Consideration to the Exchange Agent;

(e)          GTY shall have delivered to the Company the Escrow Agreement executed by GTY, Holdings and the Escrow Agent;

(f)          the Merger Shares and the Post-Closing Earnout Shares shall have been approved for listing on the Nasdaq, subject to an official notice of issuance;

(g)          Holdings or GTY shall have wired or caused to be wired $15,000,000 in immediately available funds to the account of the Company to be used as operating capital; and

(h)          there shall not have been a Material Adverse Effect with respect to GTY or Holdings, which shall not include any GTY Stock Redemption.

All such agreements, documents and other items shall be in form and substance reasonably satisfactory to the Company.

Article 7
REMEDIES FOR BREACHES OF THIS AGREEMENT

7.1          Indemnification.

(a)          Indemnification by CB Escrow Participants. Effective at and after the Closing, subject to the terms and conditions of this Article 7, the CB Escrow Participants shall indemnify and hold harmless GTY, Holdings, their Affiliates and their and their Affiliates’ respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, including the Company and its Subsidiaries from and after the Closing, collectively, the “GTY Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any Company Party in this Agreement or any certificate delivered pursuant hereto, (ii) any breach of any covenant or agreement of any Company Party in this Agreement or in any Ancillary Agreement, (iii) any disputes or Proceedings among the CB Holders, (iv) any and all unpaid Debt, to the extent not actually deducted from the Final Cash Consideration, (v) GTY Tax Losses, (vi) any claim by any holder of Options with respect to the exercise, termination or cancellation of such Options, and (vii) the matters set forth on Schedule 7.1(a). CB Escrow Participants and CB Holders’ Representative acknowledge and agree that no CB Holder or controlling Affiliate of any CB Holder shall (a) be a GTY Indemnitee for purposes of this Agreement solely by virtue of its direct or indirect ownership of any Holdings Common Stock, or rights thereto, issued as equity consideration pursuant to this Agreement, or (b) have any claim or right to contribution or indemnity from any GTY Indemnitee (including any claim or right pursuant to Section 5.2) with respect to any Loss paid by the CB Escrow Participants pursuant to this Article 7. For the avoidance of doubt, any Taxes (and related Losses) resulting from a breach of a Tax Representation shall be governed by Section 7.1(a)(v) rather than Section 7.1(a)(i) and any Taxes (and related Losses) resulting from a breach of a covenant by the Company to be performed on or prior to the Closing or a breach of a covenant to be performed by the CB Escrow Participants pursuant to this Agreement or any other Transaction document shall be governed by Section 7.1(a)(v) rather than Section 7.1(a)(ii).

(b)          Indemnification by GTY and Holdings. Effective at and after the Closing, subject to the terms and conditions of this Article 7, GTY and Holdings shall jointly and severally indemnify and hold harmless each CB Holder and each of their Affiliates and their respective officers, directors, attorneys, accountants, representatives, agents, successors and assigns (such Persons, excluding the Company and its Subsidiaries from and after the Closing, collectively, the “CB Holder Indemnitees”) from and against any Losses resulting from, arising out of or relating to (i) any breach of or inaccuracy in any representation or warranty of any GTY Party (excluding the Company Parties) in this Agreement or any certificate delivered pursuant hereto or thereto, (ii) any breach of any covenant or agreement of any GTY Party (excluding the Company Parties) in this Agreement or (iii) any Third-Party Claim related to the foregoing that alleges facts that, if true, would entitle the CB Holder Indemnitees to recovery under this Article 7.

7.2          Limitations on Indemnification.

(a)          Survival.

(i)          The representations and warranties in this Agreement and any certificate delivered pursuant hereto or thereto shall survive the Closing until the date that is eighteen (18) months following the Closing Date, except that the (i) Fundamental Representations shall survive until sixty (60) days after the expiration of the statute of limitations applicable to the subject matter (after giving effect to any waiver, tolling mitigation or extension) thereof, and (ii) the representations and warranties set forth in Section 2.11 shall survive until the date that is twenty-four (24) months following the Closing Date.

(ii)         The covenants and other agreements contained in this Agreement shall survive the Closing and remain in full force and effect until the date that is ninety (90) days after such covenants have been performed in accordance with their terms, except that the covenants set forth in Section 5.4 shall survive the Closing and remain in full force and effect until sixty (60) days after the expiration of the statute of limitations period applicable to the underlying subject matter (after giving effect to any waiver, tolling, mitigation or extension thereof).

(iii)        Any claim related to any intentional and knowing fraud by the Company may be made at any time without limitation.

Notwithstanding the foregoing, any claim made under and in accordance with this Article 7 prior to the expiration of the applicable period set forth above shall survive until such claim is finally resolved. No knowledge of, or investigation by or on behalf of, any party hereto will constitute a waiver of such party’s right to enforce any covenant, representation or warranty contained herein against any of the other parties or affect the right of a party to indemnification.

(b)          Threshold. Subject to the other limitations set forth in this Agreement, including this Section 7.2, no amount shall be payable by any Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i) unless and until the aggregate amount of all Losses otherwise payable in connection with such breach exceeds an amount equal to $500,000 (the “Threshold”), after which the Indemnifying Party shall be liable for all Losses and not just those Losses that are in excess of the Threshold, subject to the other provisions of this Section 7.2; provided, that the foregoing limitation shall not apply in respect of any Losses relating to (y) any breach of Fundamental Representation, or (z) any intentional and knowing fraud by the Company. With respect to any claim for which any GTY Party may be entitled to indemnification pursuant to Section 7.1(a)(i), other than with respect to the Fundamental Representations, no amount shall be payable by any Indemnifying Party unless and until such amounts, together with all Losses arising from the same facts and circumstances, in the aggregate, exceed $50,000.

(c)          Liability Cap.

(i)          $10,000,000 shall serve as the maximum liability of any Indemnifying Party which may be recovered from the Indemnifying Party pursuant to, under, relating to or in connection with Section 7.1(a)(i); provided that the foregoing limitation shall not apply in respect of any Losses relating to (i) any breach of any Fundamental Representation, (ii) any knowing and intentional fraud by the Company or (iii) any breach of or inaccuracy in any of the representations and warranties set forth in Section 2.11, in which case the maximum liability of any Indemnifying Party under this clause (iii) shall be $15,000,000.

(ii)         Notwithstanding anything to the contrary herein, in no event shall a CB Escrow Participant be liable for an amount greater than the sum of the Cash Purchase Price actually received by the CB Escrow Participant, plus the Earnout Consideration in the form and to the extent actually received by such CB Escrow Participant.

(d)          The amount of any Losses that are subject to indemnification under this Article 7 will be calculated net of the amount of any insurance proceeds actually received by the Indemnified Parties in connection with such Losses or any of the events or circumstances giving rise or otherwise related to such Losses (net of all deductibles, co-payments, retro-premium obligations and premium increases attributable thereto and all costs of collection of any such other insurance proceeds). If any such other insurance proceeds are received by any GTY Indemnitee after receiving payment or reimbursement for any Losses hereunder, GTY will promptly cause to be paid to the Exchange Agent (on behalf of the CB Escrow Participants) an amount equal to the lesser of such insurance proceeds or the amount of such Losses previously paid or reimbursed in connection with the related clauses.

(e)          Each Party will take commercially reasonable steps to mitigate Losses upon or after becoming aware of any event which could reasonably be expected to give rise to Losses indemnifiable by the other Party, in each case, to the extent required by applicable Law.

(f)          Subject to the other terms and limitations of this Article 7:

(i)          any Losses payable to a GTY Indemnitee pursuant to, under, relating to or in connection with Section 7.1(a)(i)-(vi) shall be satisfied (A) first from the Cash Escrow Amount, and (B) second, to the extent the amount of recoverable Losses exceeds the amounts available to the GTY Indemnitees from the Cash Escrow Amount, from the CB Escrow Participants, severally and not jointly (in accordance with their Escrow Participation Percentages).

(ii)         any Losses payable to a GTY Indemnitee pursuant to, under, relating to or in connection with Section 7.1(a)(vii) shall be satisfied (A) first from the Schedule 7.1 Escrow Amount, (B) second, to the extent the amount of recoverable Losses exceeds the amounts available to the GTY Indemnitees from the Schedule 7.1 Escrow Amount, from the Cash Escrow Amount, and (C) third, to the extent the amount of recoverable Losses exceeds the amounts available to the GTY Indemnitees from the Cash Escrow Amount, from the CB Escrow Participants, severally and not jointly (in accordance with their Escrow Participation Percentages).

(g)          GTY, Holdings and Merger Sub acknowledge, covenant and agree that (i) GTY, Holdings and Merger Sub have conducted an independent investigation, review and analysis of the business of the Company and the Company’s business operations, assets, liabilities, results of operations, financial condition, technology and prospects in making its determination as to the propriety of the Transaction; (ii) in entering into this Agreement, GTY, Holdings and Merger Sub have relied solely on the results of such investigation, review and analysis and not on any factual representations or opinions of the Company other than the representations and warranties of the Company expressly contained in Article 2 of this Agreement; and (iii) except for the representations and warranties contained in Article 2 of this Agreement, none of Company or its Affiliates or representatives nor any other Person makes any other express, implied or statutory representation or warranty with respect to the Company, the Merger or otherwise, including any implied warranties of merchantability, fitness for a particular purpose, title, enforceability or noninfringement. In connection with such investigation, GTY and its representatives and Affiliates have received from or on behalf of the Company certain estimates, budgets, forecasts, plans and financial projections (“Forward-Looking Statements”), and GTY, Holdings and Merger Sub acknowledge that there are uncertainties inherent in making Forward-Looking Statements and that Holdings, GTY and Merger Sub are familiar with such uncertainties and are taking full responsibility for making their own evaluation of the adequacy and accuracy of all Forward-Looking Statements furnished to them and their representatives (including the reasonableness of the assumptions underlying Forward-Looking Statements where such assumptions are explicitly disclosed), and that none of the Company or any other Person has made or makes any representation or warranty with respect to any Forward-Looking Statements. Notwithstanding anything herein to the contrary, nothing in this Section 7.2(f) shall limit any rights of the GTY Indemnitees hereunder with respect to the representations and warranties set forth in Article 2.

(h)          GTY Indemnitees shall not be entitled to recover any Losses (i) relating to any matter arising under one provision of this Agreement to the extent that GTY Indemnitees have already recovered Losses with respect to such matter pursuant to another provision of this Agreement or (ii) taken into account in the calculation of Debt.

(i)          Tax Benefits. For purposes of determining the amount of any Loss for which indemnification is provided pursuant to Section 7.1, the amount of such Loss shall be reduced by the Indemnification Tax Benefits actually realized, if any, by an Indemnified Party (or any of its Affiliates) arising from the facts or circumstances giving rise to such Losses in the year in which such Loss occurs. If an Indemnified Party realizes an Indemnification Tax Benefit in any of the two (2) years following the occurrence of such Loss, the Indemnified Party shall pay the Indemnifying Party the amount of such Indemnification Tax Benefit. For this purpose, a Person shall be deemed to recognize a Tax benefit (“Indemnification Tax Benefit”) with respect to a taxable year if, and to the extent that, the Person’s liability for Taxes for such taxable year, calculated by excluding any Tax items attributed to the Losses, exceeds the Person’s actual liability for Taxes for such taxable year, calculated by taking into account any Tax items attributed to the Losses.

7.3          Notice of Loss; Third-Party Claims.

(a)          If a GTY Indemnitee or a CB Holder Indemnitee (the “Indemnified Party”) intends to make a claim for Losses under this Article 7, then the Indemnified Party shall give the party or parties obligated to provide indemnification pursuant to this Article 7 (the “Indemnifying Party”) prompt written notice (a “Breach Notice”) of such Indemnifiable Matter which the Indemnified Party has determined has given or would give rise to a right of indemnification under this Agreement within thirty (30) days of such determination, setting forth (i) a brief description of the nature of the Indemnifiable Matter, (ii) the underlying representation, warranty, covenant or agreement alleged to have been breached and the facts then known as it relates to the Indemnifiable Matter, (iii) the total amount of the actual out-of-pocket Loss or the anticipated potential Loss (including any costs or expenses which have been or may be reasonably incurred in connection therewith), if known and quantifiable; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have materially adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have thirty (30) days after receipt of the Breach Notice to dispute the contents of the Breach Notice. If the Indemnified Party and the Indemnifying Party are unable to resolve the disputes to the Breach Notice, if any, within thirty (30) days of the Indemnifying Party’s receipt of the Breach Notice, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement and the Escrow Agreement. For the avoidance of doubt, any notices to be delivered to the CB Escrow Participants, as collectively the Indemnifying Party, shall be delivered to the CB Holders’ Representative, acting on behalf of the CB Escrow Participants.

(b)          If an Indemnified Party receives notice of any Proceeding with respect to an Indemnifiable Matter which may give rise to a claim for Losses under this Article 7 (a “Third-Party Claim”), the Indemnified Party shall promptly give the Indemnifying Party written notice of such Third-Party Claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from its obligations under this Article 7, except to the extent that such failure shall have adversely affected the ability of the Indemnifying Party to defend against or reduce its or the Indemnified Party’s liability. The Indemnifying Party shall have the right, at its option, by written notice to the Indemnified Party, to assume the entire control of the defense, compromise or settlement of the Third-Party Claim, and shall be entitled to appoint a recognized and reputable counsel to be the lead counsel in connection with such defense that is reasonably satisfactory to the Indemnified Party. If the Indemnifying Party elects to assume the defense of a Third-Party Claim:

(i)          the Indemnifying Party shall diligently and in good faith defend such Third-Party Claim and shall keep the Indemnified Party reasonably informed of the status of such defense;

(ii)         the Indemnified Party shall cooperate with the Indemnifying Party in any such defense, compromise or settlement thereof, including, without limitation, the selection of counsel, and the Indemnified Party shall make available to the Indemnifying Party all information and documents related to such Third-Party Claim; and

(iii)        the Indemnified Party (A) may participate in such defense and retain one law firm reasonably satisfactory to the Indemnifying Party at the Indemnifying Party’s expense if the Indemnified Party has been advised by outside legal counsel that there exists a conflict of interest between the Indemnifying Party and the Indemnified Party or that there are one or more legal defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party or (B) may participate in such defense at the Indemnified Party’s expense in all other circumstances.

Notwithstanding anything to the contrary in this Section 7.3(b), the Indemnifying Party shall not be entitled to assume or conduct the defense of any Third-Party Claim (without the prior written consent of the Indemnified Party, in its sole discretion) if (i) such Third-Party Claim relates to or arises in connection with any criminal action, subpoena, criminal investigative demand, criminal investigation or criminal proceeding of a Governmental Body, (ii) such Third-Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the assumption of the defense of the Third-Party Claim would have, in the good faith judgment of the Indemnified Party, a material adverse effect on the business relationship between the Indemnified Party and any Persons with whom it has material business dealings, (iv) settlement of, or an adverse judgment with respect to, the Third-Party Claim is, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party, or (v) the Indemnifying Party has not agreed and acknowledged in writing for the benefit of the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder with respect to such Third-Party Claim, subject to the limitations set forth in this Article 7. If the Indemnifying Party (i) does not elect to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) after assuming the defense of a Third-Party Claim, fails to take steps necessary to defend diligently such Third-Party Claim or (iii) is not entitled to defend the Indemnified Party against a Third-Party Claim pursuant to the first sentence of this Section 7.3, the Indemnified Party shall have the right, but not the obligation to, assume such defense and shall have the sole power to direct and control such defense, with counsel of its choosing it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim (including the payment of the reasonable fees and expenses of the Indemnified Party’s counsel by the Indemnifying Party) shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnifying Party may enter into a settlement or consent to any judgment without the consent of the Indemnified Party so long as (i) such settlement or judgment involves monetary damages only which are indemnifiable in full by the Indemnifying Party, (ii) a term of the settlement or judgment is that the Person or Persons asserting such Third-Party Claim unconditionally release all Indemnified Parties from all liability with respect to such claim and (iii) such settlement does not include any statement or admission of fact regarding culpability of, or failure to act by or on behalf of, the Indemnified Party; otherwise the consent of the Indemnified Party shall be required in order to enter into any settlement of, or consent to the entry of a judgment with respect to, any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed.

Notwithstanding anything to the contrary in this Section 7.3, following the Effective Time, the CB Holders’ Representative, at the sole expense of the CB Escrow Participants, shall conduct and control, through counsel of its own choosing, the defense, compromise or settlement of the defense of any Schedule 7.1(a) Claim; provided, however, that nothing in this Section 7.3 shall inhibit or prevent GTY or its successors or assigns from hiring separate counsel, at the sole expense of GTY or its successors or assigns in connection with any Schedule 7.1(a) Claim.

(c)          To the extent that there is an inconsistency between Section 7.3 and Section 5.4 as it relates to a Tax matter, the provisions of Section 5.4 shall govern.

7.4          Other Indemnification Matters. For purposes of determining (i) whether there has been any inaccuracy in or breach of any representation or warranty or (ii) the amount of Losses resulting from any such inaccuracy in or breach of any representation or warranty in Section 2.6(a) and Section 2.6(c)(ix), all qualifications or exceptions in any representation or warranty relating to or referring to the terms “material”, “materiality”, “in all material respects”, “Material Adverse Effect” or any similar term or phrase shall be disregarded, it being the understanding of the Parties that for purposes of determining liability under this Article 7, the representations and warranties contained in this Agreement shall be read as if such terms and phrases were not included in them.

7.5          Release of Indemnity Escrow Amount from Escrow.

(a)          Subject to this Article 7 and the terms of the Escrow Agreement, in the event that the GTY Indemnitees are entitled to indemnification from the CB Escrow Participants pursuant to this Article 7 other than Section 7.1(a)(vii), the Escrow Agent shall, upon the receipt of a joint written instruction from Holdings and the CB Holders’ Representative, or written instruction from GTY or Holdings attaching a final non-appealable court order from a court of competent jurisdiction setting forth the amount of such Loss, release and transfer to the GTY Indemnitees pursuant to this Article 7 an amount in cash equal to such Loss from the Indemnity Escrow Account.

(b)          Subject to this Article 7 and the terms of the Escrow Agreement, the release and transfer of the Schedule 7.1 Escrow Amount to the Exchange Agent, for the benefit of the CB Escrow Participants, net of the amount of the Losses payable to the GTY Indemnitees pursuant to Section 7.1(a)(vii) from the Indemnity Escrow Account, will occur upon the earlier of (i) forty-eight (48) months following the Closing Date and (ii) promptly after a Schedule 7.1(a) Resolution.

(c)          On the date that is eighteen (18) months following the Closing Date (the “Release Date”), the remainder of the Cash Escrow Amount shall be released by the Escrow Agent from the Indemnity Escrow Account to the Exchange Agent except that the Escrow Agent shall retain an amount (up to the total amount then held by the Escrow Agent) of the Cash Escrow Amount equal to the amount of claims for indemnification under this Article 7 asserted prior to the Release Date but not yet resolved (“Unresolved Claims”). The funds retained for Unresolved Claims (to the extent not utilized to pay a GTY Indemnitee for any such claims resolved in favor of a GTY Indemnitee) shall be released by the Escrow Agent to the Exchange Agent upon the resolution of any such claims in accordance with this Article 7 and the terms of the Escrow Agreement.

7.6          Exclusive Remedy. Except as provided in the last sentence of this Section 7.6, each Party hereby (a) acknowledges and agrees that, from and after the Closing, the sole and exclusive remedy of such Party, with respect to any and all claims for Losses arising out of or relating to this Agreement shall be pursuant and subject to the requirements of the indemnification provisions set forth in this Article 7, and (b) acknowledges and agrees that, to the extent required by applicable Law to be effective, the agreements, waivers and releases contained in this Section 7.6 are conspicuous. Notwithstanding any of the foregoing, nothing contained in this Article 7 or elsewhere in this Agreement or any Ancillary Agreement shall in any way impair, modify or otherwise diminish any Party’s right to (y) bring any claim or Proceeding against any other Party based upon such other Party’s knowing and intentional fraud, or (z) right to seek or obtain specific performance of any covenant or agreement required to be performed by the terms of this Agreement or any Ancillary Agreement.

Article 8
TERMINATION

8.1          Termination of Agreement. This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing by action taken or authorized by the board of directors of the terminating Party, notwithstanding any requisite approval and adoption of this Agreement and the Transaction by the GTY Shareholders or the Company stockholders referred to in Section 6.1(b), as follows:

(a)          by mutual written consent of the Company and GTY;

(b)          by either GTY or the Company, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on March 31, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any Party whose failure to fulfill, or whose Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(c)          by either GTY or the Company, if the GTY Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained;

(d)          by either GTY or the Company, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;

(e)          by either GTY or the Company, if following the GTY Stock Redemptions the aggregate amount of cash or cash equivalents in the Trust Account is less than the Necessary Cash Amount;

(f)          by GTY, (i) if the Company breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of the Company becomes untrue) such that the conditions set forth in Section 6.2(a) and Section 6.2(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after written notice thereof is provided by GTY to the breaching Party (provided that no such cure period will be available or applicable to any breach which by its nature cannot be cured); provided that no GTY Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to the Company;

(g)          by the Company, if GTY, Holdings or Merger Sub breaches any representation, warranty, covenant or agreement set forth in this Agreement (or if any representation or warranty of GTY, Holdings or Merger Sub becomes become untrue), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after written notice thereof is provided by the Company to the breaching Party (provided that no such cure period will be available or applicable to any breach which by its nature cannot be cured); provided that no CB Holder or Company Party is in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to any GTY Party;

(h)          by GTY, if the CB Holder Consent shall not have been executed and delivered to GTY by 5:00 p.m. Eastern Time on the day after the date of this Agreement; or

(i)          by GTY, if the Company does not deliver to GTY the PCAOB Financial Statements on or before December 31, 2018.

(j)          by the Company, if the balance of the binding financial commitment made in connection with the Transaction Financing, in the amount of at least an additional Five Million Dollars ($5,000,000), has not been funded by October 15, 2018; provided, however, that such right to terminate shall expire if not exercised in writing on or prior to 5:00 p.m. Eastern Time on October 18, 2018.

(k)          by the Company, if the Closing does not occur on or before March 31, 2019; provided, however, that such right to terminate shall expire if not exercised in writing on or prior to 5:00 p.m. Eastern Time on April 2, 2019.

8.2          Effect of Termination.

(a)          If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, (a) any such termination shall not relieve any party from liability for any fraud or willful breach of this Agreement and (b) Section 4.4(b), this Section 8.2, Article 9 (to the extent any defined terms are used in any of the other surviving provisions) and Article 10 shall survive the termination.

(b)          Limited Expense Reimbursement.

(i)          In the event this Agreement is terminated, other than pursuant to (A) Section 8.1(a), (B) Section 8.1(b) and, at the time of such termination, the Company’s failure to fulfill, or the Company’s Affiliates failure to fulfill on its behalf, any material obligation or condition under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date, (C) Section 8.1(d), (D) Section 8.1(f), (E) Section 8.1(h) or (F) Section 8.1(i), the GTY Parties shall promptly reimburse, by wire transfer of immediately available funds, up to 50% of the Company’s Transaction Expenses; provided, however, the GTY Parties shall not be required to provide reimbursement under this Section 8.2(b) for any amounts in excess of $400,000 (the “Expense Reimbursement Payment”).

(ii)         Each of the Parties hereto agrees that if this Agreement is terminated and the Expense Reimbursement Payment is due and payable, and unless the Company elects in writing to waive its right to receive the Expense Reimbursement Payment, the Expense Reimbursement Payment shall be the sole and exclusive remedy of the Company and its Affiliates and all direct and indirect equityholders (whether at law, in equity, in contract, in tort or otherwise) against the GTY Parties and any of their respective direct or indirect, former, current or future stockholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, Affiliates, agents or assignees (each, a “GTY Related Party”) for any breach of this Agreement by any GTY Party or any Losses suffered hereunder or under any other agreement executed in connection with the transactions contemplated hereby; provided that nothing in this Section 8.2(b)(ii) will limit the right of the Company and its Affiliates to bring or maintain, or receive damages in, any Proceeding against a GTY Related Party arising out of or in connection with any breach of the Confidentiality Agreement. Subject to the proviso to the immediately preceding sentence, upon the Company’s receipt of full payment of the Expense Reimbursement Payment, (i) no GTY Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), (ii) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any Proceeding against any GTY Related Party arising out of or in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination and (iii) the Company shall cause any Proceeding pending in connection with this Agreement, any contract or agreement executed in connection herewith or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof), to the extent maintained by the Company against any GTY Related Party, to be dismissed with prejudice promptly, and in any event within five (5) Business Days after the payment of the Expense Reimbursement Payment. The Company shall not be entitled to collect the Expense Reimbursement Payment on more than one occasion.

(iii)        Each of the Parties hereto acknowledges that the Expense Reimbursement Payment, as and when payable pursuant to this Section 8.2, is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate the party receiving such amount in the circumstances in which such amount is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

Article 9
DEFINITIONS

“351 Transaction” has the meaning set forth in Section 5.4(g).

“Accounting Arbitrator” has the meaning set forth in Section 1.8(d).

“Accounts Receivable” has the meaning set forth in Section 2.22(a).

“Acquisition Proposal” has the meaning set forth in Section 4.7(a).

“Additional GTY Filings” has the meaning set forth in Section 4.8(b).

“Adjustment Amount” has the meaning set forth in Section 1.9(a).

“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Agreement” has the meaning set forth in the preface of this Agreement.

“Ancillary Agreements” means the Escrow Agreement.

“Annual Financial Statements” has the meaning set forth in Section 2.6(a).

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar laws and regulations regarding corruption, bribery, ethical business conduct, or gifts, hospitalities, or expense reimbursements to public officials and private persons which are applicable in countries where the Company and its Subsidiaries engages in business.

“Association” means Visa, MasterCard, American Express Travel Related Services, Inc., and DFS Services, LLC or any other association, network, or organization that issues or authorizes the issuance of a credit or debit card.

“Association Requirement” means an effective bylaw, regulation or other requirement of any Association.

“Bid” has the meaning set forth in Section 2.13(a).

“Breach Notice” has the meaning set forth in Section 7.3(a).

“Business” has the meaning set forth in the preliminary statements to this Agreement.

“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York.

“Capital Stock” means, with respect to a Person the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting.

“Cash Consideration” means an amount equal to: (i) the Cash Purchase Price, less (ii) the Estimated Closing Indebtedness Amount, plus (iii) the Estimated Closing Cash Amount.

“Cash Escrow Amount” means $10,000,000 in cash deposited with the Escrow Agent.

“Cash Purchase Price” means an amount equal to $100,000,000.

“CB Common Share” means each share of Common Stock, $0.00001 par value, of the Company, other than any Restricted Share.

“CB Escrow Participants” means the holders of CB Shares (other than holders of Dissenting Shares).

“CB Holder Consent” has the meaning set forth in Section 4.2.

“CB Holder Indemnitees” has the meaning set forth in Section 7.1(b).

“CB Holder Lockup Agreement” means a lockup agreement substantially in the form of Exhibit D attached hereto.

“CB Holders” means the holders of CB Shares and Vested Qualifying Option Holders.

“CB Holders’ Representative” has the meaning set forth in Section 10.18(a).

“CB Prepared Returns” has the meaning set forth in Section 5.4(a)(i).

“CB Shareholder” means a holder of CB Shares.

“CB Shares” means the issued and outstanding shares of Capital Stock of the Company, including each CB Common Share, and, without duplication, any shares of Capital Stock of the Company issuable upon exercise of the Warrants.

“Certificate of Merger” has the meaning set forth in Section 1.1(b).

“Certificates” has the meaning set forth in Section 1.6(e).

“Closing” has the meaning set forth in Section 1.12.

“Closing Date” has the meaning set forth in Section 1.12.

“Closing Date Cash” means Company Cash as of 11:59 p.m. Eastern Time on the date immediately prior to the Closing Date.

“Closing Date Indebtedness” means the Debt of the Company and its Subsidiaries as of 11:59 p.m. Eastern Time on the date immediately prior to the Closing Date.

“Closing Date Statement” has the meaning set forth in Section 1.7.

“Closing Form 8-K” has the meaning set forth in Section 4.8(c).

“Closing Press Release” has the meaning set forth in Section 4.8(c).

“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.

“Company” has the meaning set forth in the preface to this Agreement.

“Company Benefit Plan” has the meaning set forth in Section 2.16(a).

“Company Board” has the meaning set forth in the preliminary statements to this Agreement.

“Company Cash” means cash and cash equivalents of the Company and its Subsidiaries in accordance with GAAP; provided that Company Cash shall (i) be net of the amount of outstanding checks, drafts of wire transfers (including any overdrawn accounts), (ii) exclude any cash which is not freely usable to a subsequent purchaser or equity holder of the Company and/or its Subsidiaries because it is subject to restrictions or limitations on use or distribution by law or contract, including amounts held in escrow or as a deposit and (iii) be reduced by the amount of the Expense Fund; provided, further, notwithstanding anything to the contrary, Company Cash shall in no event be less than zero unless and to the extent that the amount of the Expense Fund exceeds the amount of Company Cash calculated without regard to the Expense Fund.

“Company Employees” has the meaning set forth in Section 5.3(a).

“Company Government Contract” has the meaning set forth in Section 2.13(a).

“Company Government Subcontract” has the meaning set forth in Section 2.13(a).

“Company Parties” means, collectively, the Company and its Subsidiary.

“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person.

“Contract” means any oral or written contract, obligation, understanding, commitment, lease, license, purchase order, bid or other agreement.

“Convertible Notes” means those 8% Convertible Notes, issued January 12, 2018, March 7, 2018 and April 27, 2018 in an aggregate principal amount of $4,000,000, issued to various holders pursuant to that Note Purchase Agreement, dated January 12, 2018 between the Company and the investors party thereto, as amended February 27, 2018.

“Data” means all information that has been transmitted to the Company Parties by users and customers of the Company Parties’ products and services in connection with such products and services.

“Debt” means, without duplication, with respect to any Person, any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds, notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case solely to the extent drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions, (f) any bonuses to the extent not included in current liabilities on the Annual Financial Statements or Interim Financial Statements (including transaction-related bonuses), (g) any profit sharing payable, distributions payable, notes payable, or loans/advances payable, (h) any bank overdrafts, (i) any unpaid income Taxes of any Company Party for any Pre-Closing Tax Period or portion of a Straddle Period ending on the Closing Date included as a liability on the Interim Financial Statements, (j) indebtedness or obligations of the types referred to in the preceding clauses (a) through (i) of any other Person secured by any Lien on the assets of the Company, and (k) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (j) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties; provided, however, that Debt shall exclude any deferred revenue.

“Designated Courts” has the meaning set forth in Section 10.15.

“Development Notice” has the meaning set forth in Section 4.5.

“DGCL” has the meaning set forth in the preliminary statements to this Agreement.

“Disclosure Schedule” means the respective disclosure schedules of (a) GTY and (b) the Company, in each case, on the date of this Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 4.5, which such Disclosure Schedule shall be arranged in Sections corresponding to the numbered and lettered sections or subsections of this Agreement, and any information disclosed in any such section or subsection of the applicable Party’s Disclosure Schedule shall be deemed to be disclosed, apply to and qualify the section or subsection of this Agreement to which it corresponds in number or letter and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection.

“Disputed Amounts” has the meaning set forth in Section 1.8(c).

“Dissenting Shares” has the meaning set forth in Section 1.2(b).

“Dissenting Stockholders” has the meaning set forth in Section 1.2(b).

“Earnout Amount” has the meaning set forth on Exhibit B.

“Earnout Consideration” has the meaning set forth on Exhibit B.

“Effective Date” has the meaning set forth in Section 3.10.

“Effective Time” has the meaning set forth in Section 1.1(b).

“Employee Benefit Plan” means any (a) deferred compensation or retirement plan, fund, program, or arrangement, (b) equity-based plan, program, or arrangement (including any share capital option, share capital purchase, share capital ownership, share capital appreciation, phantom share capital, or restricted share capital plan) or (c) other retirement, severance, bonus, profit-sharing, incentive, health insurance, medical insurance, welfare, disability insurance, life insurance, severance, vacation, fringe benefit, change in control, or other similar plan, fund, program, or arrangement.

“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning public health and safety, worker and occupational health and safety, natural resources and pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation, as generally applicable in the industry in which the Company Parties operate in the United States.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliates” means any entity (whether or not incorporated) that would be treated together with the Company as a “single employer” under Section 414(b), (c) or (m) of the Code.

“Escrow Agent” means Wilmington Trust, National Association.

“Escrow Agreement” means an Escrow Agreement, substantially in the form of Exhibit E, by and among GTY, Holdings, CB Holders’ Representative and the Escrow Agent.

“Escrow Participation Percentage” means, with respect to a CB Escrow Participant, the percentage corresponding to the fraction: (a) having a numerator equal to the aggregate number of CB Shares owned by such CB Escrow Participant as of immediately prior to the Effective Time; and (b) having a denominator equal to the aggregate number of CB Shares owned by all CB Escrow Participants as of immediately prior to the Effective Time. The sum of all Escrow Participation Percentages of the CB Escrow Participants shall be one hundred percent (100%).

“Estimated Closing Cash Amount” has the meaning set forth in Section 1.7(a).

“Estimated Closing Indebtedness Amount” has the meaning set forth in Section 1.7(a).

“Exchange Agent” has the meaning set forth in Section 1.6(a).

“Exchange Fund” has the meaning set forth in Section 1.6.

“Expense Fund” has the meaning set forth in Section 10.18(e).

“Expense Fund Amount” has the meaning set forth in Section 10.18(e).

“Expense Reimbursement Payment” has the meaning set forth in Section 8.2(b)(i).

“Final Cash Consideration” has the meaning set forth in Section 1.8(e).

“Financial Statements” has the meaning set forth in Section 2.6(a).

“Flow-Thru Entity” means any entity, plan or arrangement that is treated for federal income Tax purposes as a partnership.

“Forward-Looking Statements” has the meaning set forth in Section 7.2(g).

“FTC” means the United States Federal Trade Commission.

“Fundamental Representations” means, collectively, (a) the representations and warranties of the Company set forth in Sections 2.1 (Organization, Qualification, Power), 2.2 (Authorization), 2.3 (Capitalization and Subsidiaries), 2.4 (other than 2.4(b)) (Non-contravention; Required Consents), 2.5 (Brokers’ Fees), 2.6(d) (Transaction Expenses), 2.9 (Tax Matters), 2.18 (Affiliate Transactions; Certain Business Relationships), and (b) the representations and warranties of GTY, Holdings and Merger Sub set forth in Sections 3.1 (Organization, Qualification, Power), 3.2 (Authorization), 3.3 (Capitalization), 3.4 (Non-contravention; Required Consents), 3.5 (Brokers’ Fees).

“GAAP” means the generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

“Goods” has the meaning set forth in Section 2.21(a).

“Governmental Body” means any international, foreign or domestic federal, state or local government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing.

“Governmental Rule” means any law, statute, rule, regulation, ordinance, order, code, treaty, judgment, decree, or any published directive or requirement which has the force of law, or other legally binding form of governmental restriction or decision, of any Governmental Body.

“GTY” has the meaning set forth in the preface of this Agreement.

“GTY Board” has the meaning set forth in the preliminary statements of this Agreement.

“GTY Class A Ordinary Shares” means the Class A ordinary shares of GTY, par value $0.0001 per share.

“GTY Class B Ordinary Shares” means the Class B ordinary shares of GTY, par value $0.0001 per share.

“GTY Common Stock” means the common shares of GTY for which the GTY Class A Ordinary Shares and GTY Class B Ordinary Shares have been exchanged.

“GTY Equity Incentive Plan” means the GTY Equity Incentive Plan, substantially in the form of Exhibit F attached hereto.

“GTY Indemnitees” has the meaning set forth in Section 7.1(a).

“GTY Merger” has the meaning set forth in the preliminary statements to this Agreement.

“GTY Merger Sub” has the meaning set forth in the preliminary statements to this Agreement.

“GTY Parties” means, collectively, Holdings, GTY and each of their Subsidiaries, including the Surviving Company and its Subsidiaries from and after the Closing.

“GTY Plan” has the meaning set forth in Section 5.3(a).

“GTY Prepared Returns” has the meaning set forth in Section 5.4(a)(ii).

“GTY Public Shares” means the GTY Class A Ordinary Shares sold in GTY’s initial public offering.

“GTY Related Party” has the meaning set forth in Section 8.2(b)(ii).

“GTY SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by GTY or Holdings with the SEC, including the Registration Statement, Additional GTY Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.

“GTY Shareholder Meeting” means a meeting of the stockholders of GTY to vote on the GTY Shareholder Voting Matters.

“GTY Shareholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval of the Transaction, (b) the adoption and approval of the GTY Equity Incentive Plan, (c) to appoint, and designate the classes of, the members of the GTY Board, (d) providing its stockholders with the opportunity to elect to effect a GTY Stock Redemption, (e) the GTY Merger, and (f) any other proposals submitted to the vote of GTY’s stockholders in the Proxy Statement.

“GTY Shareholders” means the holders of GTY Class A Ordinary Shares and the holders of GTY Class B Ordinary Shares.

“GTY Stock Redemption” means the election of an eligible holder of GTY Class A Ordinary Shares (as determined in accordance with GTY Organizational Documents and the Trust Agreement) to redeem all or a portion of such holder’s shares of GTY Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with GTY Organizational Documents and the Trust Agreement) in connection with the Proxy Statement.

“GTY Tax Losses” means (i) all Indemnified Taxes, (ii) all reasonable out-of-pocket costs and expenses of preparing Tax Returns for a Pre-Closing Tax Period, and (iii) all reasonable out-of-pocket costs and expenses of contesting any audit or other Proceeding that could result in the imposition of an Indemnified Tax.

“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.

“Holdings” has the meaning set forth in the preface of this Agreement.

“Holdings Board” has the meaning set forth in the preliminary statements of this Agreement.

“Holdings Common Stock” means the common stock of Holdings par value $0.0001.

“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof (including the roof, foundation and structural elements).

“Incidental License” means any (a) permitted use right in a nondisclosure agreement; (b) non-exclusive license that is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (i) a sales or marketing Contract that includes a license to use the trademarks of any of the Company Parties for the purposes of promoting products or services of the Company Parties; (ii) a vendor Contract that includes permission for the vendor to identify any of the Company Parties as a customer of the vendor; or (iii) a Contract to purchase or lease equipment, such as a photocopier, computer, or mobile phone that also contains a license of Intellectual Property; (c) non-exclusive licenses granted by any of the Company Parties in the ordinary course of business consistent with past practice; or (d) any non-exclusive licenses implied by law to end-user customers for use of products or services.

“Indemnified Executives” has the meaning set forth in Section 5.2(b).

“Indemnified Party” has the meaning set forth in Section 7.3(a).

“Indemnification Tax Benefit” has the meaning set forth in Section 7.2(i).

“Indemnified Taxes” (and the correlative meaning “Indemnified Tax”) means without duplication, any of the following Taxes (in each case, whether imposed, assessed, due or otherwise payable directly, as a successor or transferee, jointly and/or severally, pursuant to a Tax Sharing Agreement entered (or assumed) by the Company or any Subsidiary of the Company on or prior to the Closing Date, in connection with the filing of a Tax Return, as a result of an assessment or adjustment by any Governmental Body, by means of withholding, or for any other reason and whether disputed or not):

(i)          All Taxes of any Company Party (other than Transfer Taxes (which are governed by (v))) for any Pre-Closing Tax Period or portion of any Straddle Period ending on the Closing Date;

(ii)         All Taxes resulting from (a) a breach of a Tax Representation; or (b) a breach of a covenant of the Company contained in Section 4.11 to be performed on or prior to the Closing;

(iii)        The CB Holders allocable share of all Transfer Taxes as determined under Section 5.4(e); and

(iv)        All Taxes imposed as a result of any loss, reduction, disallowance, or unavailability (in whole or in part) of any refund (whether as cash or a credit or offset against Taxes otherwise payable) that gave rise to a payment to, or for the benefit of the CB Holders, under Section 5.4(f).

Indemnified Taxes shall exclude Taxes to the extent (i) actually included as a liability on the Interim Financial Statements or in the calculation of Debt, actually included in the computation of Transaction Expenses, or actually included in the computation of Debt (each as finally determined), (ii) caused by any failure or refusal by GTY, Holdings, Merger Sub or the Surviving Company to satisfy or perform any covenant, term or condition of this Agreement required to be satisfied or performed by either or any of them, (iii) GTY’s or Holding’s allocable share of all Transfer Taxes as determined under Section 5.4(e), or (iv) attributable to an action outside of the Ordinary Course of Business taken by GTY, Holdings or the Surviving Company on the Closing Date but following the Closing. Notwithstanding any provision of this Agreement to the contrary, the GTY Indemnitees shall not be entitled to recover any Losses for any Post-Closing Tax Period or portion of any Straddle Period beginning after the Closing Date (except to the extent proximately caused by any breach of Sections 2.9(f) (second sentence), (m), (n), and (p)).

“Indemnifying Party” has the meaning set forth in Section 7.3(a).

“Indemnity Escrow Account” means an escrow account designated by the Escrow Agent into which GTY or Holdings will deposit or cause to be deposited, the Indemnity Escrow Amount.

“Indemnity Escrow Amount” means, collectively, the Cash Escrow Amount and the Schedule 7.1 Escrow Amount.

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto, and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media accounts and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith (collectively, “Trademarks”), (c) all works of authorship, copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium).

“Intellectual Property Licenses” means any Contract pursuant to which a Company Party use Intellectual Property which is not owned by them or pursuant to which a Company Party grants any other Person the right to use any Intellectual Property owned by them.

“Interim Financial Statements” has the meaning set forth in Section 2.6(a).

“Internal Controls” has the meaning set forth in Section 2.6(b).

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the Business.

“Key Customers” has the meaning set forth in Section 2.20(a).

“Key Executives” has the meaning set forth in Schedule 9.1.

“Key Suppliers” has the meaning set forth in Section 2.21(a).

“Knowledge” means (a) in the case of the Company, the knowledge of the Persons listed in Schedule 9.2 after reasonable inquiry; and (b) in the case of GTY, Holdings or Merger Sub, the knowledge of Harry You and Carter Glatt, after reasonable inquiry. For clarity, the obligation of reasonable inquiry does not require the Company to perform a search for third party Intellectual Property or prior art.

“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, including common law.

“Leased Real Property” means all leasehold or sub-leasehold estates and other material rights to use or occupy any land, Improvements or other interest in real property held or granted by the Company Parties.

“Leases” means all Contracts pursuant to which any Company Party holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any Leased Real Property, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto.

“Letter of Transmittal” has the meaning set forth in Section 1.6(e).

“Lien” means any lien, mortgage, pledge, encumbrance, charge, security interest, adverse claim, transfer restriction (other than restrictions under the Securities Act and state securities Laws), right of first refusal, easement, right of way or zoning restriction, other than any license of Intellectual Property.

“Losses” means all actions, suits, proceedings, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses (including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third-Party Claims or claims among the Parties related to the enforcement of the provisions of this Agreement); provided that in no event shall Losses include any amounts paid in settlement, liabilities, losses, damages, and other costs or expenses that are or constitute punitive damages, except to the extent payable in connection with a Third-Party Claim.

“Made Available” shall mean that the information referred to (a) has been actually delivered (whether by email transmission or hand delivery) to the GTY Parties or to their outside legal counsel or (b) has been posted in a “data room” (virtual or otherwise) established by the Company and to which any of the GTY Parties has access, in each case, at least one (1) Business Day prior to the execution of this Agreement.

“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Party that, individually or in the aggregate, has had or would reasonably result in a material and adverse effect on the business, financial condition, or results of operations of such Party; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes after the date hereof generally affecting the economy, capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes after the date hereof in general legal, tax, regulatory, political or business conditions in countries in which the Party does business, (c) any failure of such Party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (d) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (e) general conditions (including market or economic conditions) in the industries in which such Party operates (except to the extent the party suffering such event is affected in a materially disproportionate manner relative to other companies in the industries in which such Party conducts business); (f) a change after the date hereof in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Party, as applicable, or interpretations thereof; or (g) earthquakes, hurricanes, floods, or other natural disasters; (h) any change resulting from the announcement or disclosure of the transactions contemplated by this Agreement (other than any announcement by the Company that is in violation of the terms of this Agreement or any Ancillary Agreement); (i) any actions taken by the Company that are expressly required to be taken by the Company pursuant to this Agreement or which a GTY Party has requested in writing, or the failure to take any action prohibited by this Agreement; provided further, in each of clauses (a), (b), (d), (e), (f) and (g) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Party (as compared to other participants in the industry in which such Party operates).

“Material Contracts” means, collectively, the Contracts required to be listed in Section 2.12(a) of the Company’s Disclosure Schedule.

“Merger” has the meaning forth in the preliminary statements to this Agreement.

“Merger Consideration” has the meaning set forth in Section 1.6(a).

“Merger Shares” has the meaning set forth in Section 1.6(a)(i).

“Merger Sub” has the meaning set forth in the preface of this Agreement.

“Most Recent Balance Sheet” has the meaning set forth in Section 2.6(a).

“Most Recent Balance Sheet Date” means June 30, 2018.

“Necessary Cash Amount” means $325,000,000.

“Note Purchase Agreement” means the Note Purchase Agreement, dated August 8, 2018, between the Company, Method One LLC and any other person that becomes a party thereto in accordance with such agreement.

“Option” means an option to acquire shares of common stock of the Company that is outstanding immediately prior to the Effective Time.

“Option Cancellation Agreement” means an Option Cancellation Agreement in a form agreed to between the Company and GTY or Holdings, as applicable.

“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.

“Ordinary Course of Business” means the ordinary course of business consistent with past practice, including with respect to frequency and amount, and with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.

“Ordinary Course Tax Sharing Agreement” means any contract entered into in the ordinary course of business that is not primarily related to Taxes but which includes a Tax Sharing Agreement (such as paying real estate Taxes in leases or grossing up for withholding Taxes in a credit agreement).

“Organizational Documents” means with respect to any entity, the articles of incorporation, deed of incorporation, certificate of formation or other applicable organizational or charter documents relating to the creation or organization of such entity, and the bylaws, operating agreement, articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Company Parties.

“Owned Real Property” means all land, together with all Improvements located thereon, including all electrical, mechanical, plumbing and other building systems, fire protection, utility installations, water distribution systems, and landscaping, together with all easements and other rights and interests appurtenant thereto (including air, oil, gas, mineral, and water rights), owned by the Company Parties.

“Party” has the meaning set forth in the preface of this Agreement.

“PCAOB Financial Statements” has the meaning set forth in Section 4.14.

“Per Option Merger Consideration” has the meaning set forth in Section 1.4(a).

“Per Share Merger Consideration” has the meaning set forth in Section 1.2(b).

“Permit” means any material license, import license, export license, franchise, authorization, permit, registration, certificate, or certificate of occupancy issued by any Person.

“Permitted Liens” means statutory Liens for current Taxes not yet due or payable for which adequate reserves have been established and shown on the balance sheet contained within the Financial Statements, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c) title of a lessor under a capital or operating lease, (d) Lien created by or through the GTY Parties, (e) Liens created by or arising under this Agreement, (f) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company Parties, (g) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations to the extent reflected on the Most Recent Balance Sheet, (h) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, and (i) Liens that will be released at Closing as a consequence of the consummation of the Transaction.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act).

“Personal Information” means information that, alone or in combination with other information, allows the identification of an individual or can be used to contact an individual, including without limitation, name; address; retina or iris scan, fingerprint, voiceprint, scan of hand or face geometry and all other biometric data; geolocation information, Internet Protocol (IP) addresses or any other personally identifiable information.

“Post-Closing Tax Period” means any taxable period that begins on or after the day immediately following the Closing Date.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date.

“Privacy and Security Requirements” means (a) all Privacy Laws; (b) all applicable Privacy Contracts, and (c) all applicable Privacy Policies.

“Privacy Contracts” means all Contracts between the Company Parties and any Person that are applicable to the Processing of Personal Information or Data.

“Privacy Laws” means any Laws or Orders applicable to the processing of Personal Information, including, without limitation, any Laws or Orders applicable to wiretapping, eavesdropping or the like; any Laws or Orders applicable to the Processing of biometric data, the Federal Trade Commission Act, and all Laws related to breach notification.

“Privacy Policies” means all written policies applicable to the Company Parties relating to the Processing of Personal Information, including without limitation all website and mobile application privacy policies.

“Pro Rata Portion” means the percentage obtained by dividing (a) the aggregate number of CB Shares and Vested Qualifying Options owned by a CB Holder as of immediately prior to the Effective Time, by (b) the Participating Common Stock Equivalents (as defined in Schedule 1.2(b)).

“Proceeding” means any claim, demand, action, audit, inquiry, examination, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, or civil, criminal or administrative) pending by or before any Governmental Body or arbitrator.

“Process”, “Processed” or “Processing” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Proxy Statement” has the meaning set forth in Section 4.8(b).

“Publicly Available Software” means (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software or open source software (for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, or the Apache Software License), or pursuant to open source, copyleft or similar licensing and distribution models and (ii) any Software that requires as a condition of use, modification and/or distribution of such software that such Software or other Software incorporated into, derived from or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no or minimal charge.

“Purchase Price Adjustment Statement” has the meaning set forth in Section 1.8(a).

“Purchase Price Escrow Account” has the meaning set forth in Section 1.10.

“Purchase Price Escrow Amount” has the meaning set forth in Section 1.10

“Purchase Price Dispute Notice” has the meaning set forth in Section 1.8(c).

“Qualifying Option” means each Option outstanding immediately prior to the Effective Time with a per share exercise price that is less than an amount equal to the Per Share Cash Amount.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Holdings under the Securities Act with respect to the securities to be issued in connection with the Transaction.

“Release Date” has the meaning set forth in Section 7.5(c).

“Remaining Stockholder” has the meaning set forth in Section 4.12.

“Representative Losses” has the meaning set forth in Section 10.18(b).

“Required Vote” means the vote of such GTY Shareholders as set forth in the Proxy Statement required to approve the GTY Shareholder Voting Matters.

“Restricted Shares” means the unvested CB Shares listed in Section 2.3(a) of the Company’s Disclosure Schedule, as updated by the Company immediately prior to Closing.

“Restrictive Covenant Agreement” has the meaning set forth in the preliminary statements to this Agreement.

“Roll-Up Transactions” means the transactions contemplated by that certain (i) Unit Purchase Agreement, dated as of the date hereof, by and among Sherpa Government Solutions LLC, a Delaware limited liability company, GTY, and the other parties listed therein; (ii) Agreement and Plan of Merger, dated as of the date hereof, by and among Open Counter Enterprises Inc., a Delaware corporation, GTY, and the other parties listed therein; (iii) Agreement and Plan of Merger, dated as of the date hereof, by and among eCivis, Inc., a Delaware corporation, GTY, and the other parties listed therein; (iv) Share Purchase Agreement, dated as of the date hereof, by and among Questica Inc., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein and (v) Arrangement Agreement, dated as of the date hereof, by and among Bonfire Interactive Ltd., a corporation incorporated under the laws of Ontario, Canada, GTY, and the other parties listed therein.

“Schedule 7.1 Escrow Amount” means $2,000,000 in cash deposited with the Escrow Agent.

“Schedule 7.1(a) Claim” means any Third-Party Claim with respect to a matter set forth on Schedule 7.1(a)(vii).

“Schedule 7.1(a) Resolution” means a final, binding, non-appealable and irrevocable resolution, judgment or settlement entered into pursuant to a settlement and release agreement in a form reasonably satisfactory to GTY that provides for resolution of the matters set forth on Schedule 7.1(a)(vii).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Security Breach” means breach or security breach of Personal Information or Data as defined by applicable Laws.

“Security Incident” means any successful unauthorized access, use, disclosure, modification, or destruction of information or interference with system operations of IT Assets.

“Self-Help Code” means any back-door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program, but excluding any licensing strings or keys or other copyright control mechanisms as described in the applicable documentation for the Software.

“Signing Form 8-K” has the meaning set forth in Section 4.8(a).

“Signing Press Release” has the meaning set forth in Section 4.8(a).

“Software” means all computer software programs and databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades, and updates thereto), including software compilations, development tools, compilers, comments, user interfaces, menus, buttons and icons, application programming interfaces, files, data scripts, architecture, algorithms, higher level or “proprietary” languages and all related programming and user documentation, whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other items and documentation related to or associated with any of the foregoing and all media and other tangible property necessary for the delivery or transfer thereof.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsequent Financing” means a bona fide debt or equity financing to be subsequent to the Transaction Financing (for example, a Series D preferred stock financing) if the Closing has not occurred before December 1, 2018.

“Subsidiary” means, with respect to any Person, an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Surviving Company” has the meaning set forth in Section 1.1(a).

“Tax” or “Taxes” (and with the correlative meanings, or “Taxes,” “Taxable” and “Taxing”) means any federal, state, local and foreign net or gross income, capital gains, capital stock, alternative or add-on minimum, estimated, net or gross proceeds, net or gross receipts, sales, use, user, ad valorem, value added, transfer, franchise, profits, gaming, capital profits, lease, leasing, natural resources, service, license, capital, withholding, payroll, employment, goods and services, excise, severance, stamp, fuel, interest capitalization, registration, recording, occupation, premium, turnover, personal property (tangible or intangible), real property, environmental or windfall or excess profits tax, social security, disability, unemployment, customs duty or other tax, or governmental fee or other like assessment or charge in the nature of taxes (and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise), together with all interest, penalties, additions to tax and additional amounts assessed, imposed or otherwise due or payable under applicable Laws with respect to Taxes, in each case, whether disputed or not.

“Tax Contest” has the meaning set forth in Section 5.4(d).

“Tax Representation” means those representations and warranties in Section 2.9 and those representations and warranties with respect to Taxes in Section 2.16.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, submitted to (or required under applicable Laws to be submitted to) a Governmental Body.

“Tax Sharing Agreement” means any agreement (including any provision of a contract, but excluding any Ordinary Course Tax Sharing Agreements) pursuant to which any Company Party is obligated to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.

“Termination Date” has the meaning set forth in Section 8.1(b).

“Third-Party Claim” has the meaning set forth in Section 7.3(b).

“Threshold” has the meaning set forth in Section 7.2(b).

“Tracking Applications” means any software disseminated by any entity on behalf of any of the Company Parties that is installed on consumers’ computers and used by any entity on behalf of any of the Company Parties to monitor, record or transmit information about activities occurring on the computers on which it is installed, or about information that is stored or created on, transmitted from or transmitted to the computers on which it is installed.

“Trademarks” has the meaning set forth in the definition of Intellectual Property.

“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements.

“Transaction Expenses” means any and all reasonable, documented, out-of-pocket legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by CB Holders or any Company Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers), but shall exclude the costs, fees and expenses of the PCAOB Financial Statements, the Reviewed Interim Financial Statements and the Registration Statement, which costs, fees and expenses shall be borne solely by the GTY Parties.

“Transaction Financing” means the binding financing transaction for at least Ten Million Dollars ($10,000,000) in preferred stock, with funding of Five Million Dollars ($5,000,000) to occur by September 4, 2018 and funding of the balance to occur by October 15, 2018.

“Transaction Tax Deductions” means any item of loss or deduction resulting from or attributable to (i) transaction bonuses, change-in-control payments, severance payments, retention payments, or similar payments made to employees or other service providers of any Company Party, (ii) the fees, expenses, and interest (including unamortized original issue discount and any other amounts treated as interest for federal income tax purposes and any prepayment penalty or breakage fees or accelerated deferred financing fees) incurred by the Company Parties with respect to the payment of any Debt, (iii) the amount of investment banking, legal, and accounting fees and expenses paid or payable by the Company Parties, (iv) accelerated vesting of restricted stock held by employees of the Company Parties, and (v) the amount of any deductions for federal income tax purposes as a result of the exercise or payment for cancellation of employee or other compensatory options, in each case arising in connection with the transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning set forth in Section 5.4(e).

“Trust Account” has the meaning set forth in Section 3.13.

“Trust Agreement” has the meaning set forth in Section 3.13.

“Trustee” has the meaning set forth in Section 3.13.

“Unauthorized Code” means any virus, Trojan horse, worm, or other malicious software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware or data.

“Unresolved Claims” has the meaning set forth in Section 7.5(c).

“Vested Qualifying Option” means a Qualifying Option that is vested as of immediately prior to the Effective Time (including each unvested Qualifying Option that accelerates by its terms and becomes a vested Qualifying Option immediately prior to or at the Effective Time).

“Vested Qualifying Option Holder” means a holder of a Vested Qualifying Option immediately prior to the Effective Time.

“WARN Act” has the meaning set forth in Section 2.15(d).

“Warrants” means the Warrant to Purchase 357 shares of Series B Preferred Stock of the Company, dated August 29, 2017 and any warrants that may be issued prior to Closing pursuant to the Note Purchase Agreement.

Article 10
MISCELLANEOUS

10.1         Fees and Expenses. Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that upon and subject to the occurrence of the Closing, the Transaction expenses of each Party (including reasonable Transaction Expenses) shall be paid or reimbursed from the working capital of GTY. In the event that the Closing does not occur, GTY shall reimburse the Company for reasonable, documented out-of-pocket fees and expenses incurred in connection with the audit of the Company’s financial statements in an amount not to exceed $50,000.

10.2         Press Releases and Public Announcements. Except as may be required by applicable Law or provided herein (including under Section 4.5), no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

10.3         Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes, except as set forth in Section 4.4(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

10.4         Successors; Assignment; No Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Except the indemnified parties with respect to Section 5.2 and the CB Holder Indemnitees and the GTY Indemnitees as provided in Article 7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.5         Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.

10.6         Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.7         Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to the Company Parties:	CityBase, Inc. 30 North LaSalle Street Chicago, IL 60602 Attention: Leo Brubaker Email: lbrubaker@thecitybase.com
Copy to:

Perkins Coie LLP

1201 Third Avenue

Suite 4900

Seattle, WA 98101-3099

Attention: Stewart M. Landefeld, Esq.

   Gina K. Eiben, Esq.

Facsimile: (206) 359-9430

Email: SLandefeld@perkinscoie.com

  GEiben@perkinscoie.com

If to the CB Holders’ Representative or, after the Closing, to the CB Holders, to:	Shareholder Representative Services LLC 950 17th Street, Suite 1400 Denver, CO 80202 Attention: Managing Director Email: deals@srsacquiom.com Facsimile: (303) 623-0294 Telephone: (303) 648-4085
If to GTY, Holdings, Merger Sub or the Surviving Company:	Harry You 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144 Email: Harry@gtytechnology
Copy to:	Winston & Strawn LLP 200 Park Avenue New York, NY 10166-4193 Attention: Joel L. Rubinstein, Esq. Jason D. Osborn, Esq. Facsimile: (212) 294-5336 Email: JRubinstein@winston.com JOsborn@winston.com

Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

10.8        Governing Law. This Agreement and any claim, controversy or dispute arising out of or related to this Agreement or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, whether in contract, tort, under statute or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of New York (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute, but without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction), without giving effect to any law, provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

10.9        Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.10       Specific Performance. Each of the Parties hereby acknowledges and agrees that the transactions contemplated by this Agreement are unique and irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms and in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

10.11       Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.

10.12       Construction. The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Company shall be deemed to include the Company and its Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement.

10.13       Currency. All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.

10.14       Waiver of Jury Trial. Each Party hereby waives their respective rights to a trial by jury of any claim or cause of action based upon or arising out of or related to this Agreement, any Ancillary Agreement or the Transaction in any action, Proceeding or other litigation of any type brought by any Party against any other Party or any Affiliate of any other such Party, whether with respect to contract claims, tort claims or otherwise. The Parties agree that any such claim or cause of action shall be tried by a court trial without a jury. Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this section as to any action, counterclaim or other Proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement, any Ancillary Agreement or any provision hereof or thereof. This waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement and any Ancillary Agreement.

10.15       Exclusive Venue. The Parties agree that all disputes, legal actions, suits and Proceedings arising out of or relating to this Agreement, any Ancillary Agreement or the Transaction must be brought exclusively in any New York state or federal court located in the Borough of Manhattan in New York City or in any state or federal appellate court therein (collectively the “Designated Courts”). Each Party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or Proceeding with respect to this Agreement, any Ancillary Agreement or the Transaction may be brought in any other forum. Each Party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such Party may now or hereafter have to the laying of venue of any suit, action or Proceeding in any designated court, including any right to object on the basis that any dispute, action, suit or Proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the Parties also agrees that delivery of any process, summons, notice or document to a Party hereof in compliance with Section 10.7 of this Agreement shall be effective service of process for any action, suit or Proceeding in a designated court with respect to any matters to which the Parties have submitted to jurisdiction as set forth above.

10.16       Trust Account Waiver. Each of the Company and the CB Holders’ Representative acknowledges that GTY has established the Trust Account for the benefit of its public shareholders, which holds proceeds of its initial public offering. For and in consideration of GTY entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the CB Holders’ Representative, for itself and the Affiliates it has the authority to bind, hereby agrees it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets in the Trust Account (or distributions therefrom to GTY’s public shareholders), and hereby waives any claims it has or may have at any time against or with respect to the Trust Account (or distributions therefrom to GTY’s public shareholders) as a result of, or arising out of, any discussions, contracts or agreements (including this Agreement) among GTY and the Company or the Company’s shareholders and will not seek recourse against the Trust Account (or distributions therefrom to GTY’s public shareholders) for any reason whatsoever. Such waiver shall not prohibit or limit the rights of the Company against GTY, other than the Trust Account, and its assets.

10.17       Non-Recourse. This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement (and the CB Holders, to the extent the CB Holders agree to be bound by this Agreement pursuant to their Letters of Transmittal) and any other agreements or deliveries referenced herein. Except to the extent named as a party to this Agreement and any other agreements or deliveries referenced herein, and then only to the extent of the specific obligations of such parties set forth in this Agreement and any other agreements or deliveries referenced herein, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any party to this Agreement or any Subsidiary of Company will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement and any other agreements or deliveries referenced herein or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement and any other agreements or deliveries referenced herein.

10.18       CB Holders’ Representative.

(a)          Each CB Holder shall be deemed to have appointed Shareholder Representative Services LLC (the “CB Holders’ Representative”) to serve as CB Holders’ Representative and as the representative, agent and attorney-in-fact for and on behalf of each of the CB Holders for all purposes in connection with this Agreement and the agreements ancillary hereto, including to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the CB Holders pursuant to this Agreement and any Ancillary Agreement, and to take all actions necessary or appropriate in the judgment of CB Holders’ Representative for the accomplishment of the foregoing. More specifically and without limiting the foregoing, CB Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each CB Holder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each CB Holder, and, after the Closing, any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such CB Holder hereunder or pursuant to any Ancillary Agreement shall be deemed so given if given to CB Holders’ Representative. CB Holders’ Representative shall be authorized to take all actions on behalf of CB Holders in connection with any claims made under Article 7 of this Agreement, to defend or settle such claims, and to make payments in respect of such claims on behalf of the CB Holders. No bond shall be required of CB Holders’ Representative. After the Closing, notices or communications to or from CB Holders’ Representative shall constitute notice to or from each CB Holder. The CB Holders’ Representative may resign at any time.

(b)          The CB Holders’ Representative will incur no liability of any kind with respect to any action or omission, while acting in good faith, by the CB Holders’ Representative in connection with its services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the CB Holders’ Representative’s gross negligence or willful misconduct. The CB Holders’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The CB Holders shall indemnify, defend and hold harmless the CB Holders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the CB Holders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the CB Holders’ Representative, the CB Holders’ Representative will reimburse the CB Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the CB Holders’ Representative by the CB Holders, any such Representative Losses may be recovered by the CB Holders’ Representative from (i) the funds in the Expense Fund, (ii) the amounts in any of the escrow funds held by the Escrow Agent at such time as remaining amounts would otherwise be distributable to the CB Holders, and (iii) from any portion of the Earnout Amount at such time as any such amounts would otherwise be distributable to the CB Holders; provided, that while this section allows the CB Holders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the CB Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the CB Holders’ Representative from seeking any remedies available to it at law or otherwise. In no event will the CB Holders’ Representative be required to advance its own funds on behalf of the CB Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of the CB Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the CB Holders’ Representative under this section. Notwithstanding anything in this Agreement to the contrary (including Section 10.17), this Section 10.18 shall in all events be binding upon, and enforceable by the CB Holders’ Representative against, the CB Holders. The foregoing indemnities will survive the Closing, the resignation or removal of the CB Holders’ Representative or the termination of this Agreement.

(c)          A decision, act, consent or instruction of CB Holders’ Representative shall constitute a decision of all CB Holders and shall be final, binding and conclusive upon all CB Holders. GTY is hereby entitled to rely on all statements, representations and decisions of CB Holders’ Representative and shall have no liability to the Company Parties, CB Holders and CB Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of CB Holders’ Representative.

(d)          CB Holders’ Representative, for itself only, represents and warrants that CB Holders’ Representative has the limited liability company capacity to execute and deliver this Agreement and to perform its obligations hereunder, and this Agreement has been duly and validly executed and delivered by CB Holders’ Representative and, assuming the due authorization, execution and delivery thereof by the other parties, constitutes the legal and binding obligations of CB Holders’ Representative, enforceable against CB Holders’ Representative in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies and subject to the Laws of agency.

(e)          Upon the Closing, the Company will wire to the CB Holders’ Representative an amount equal to $300,000 (the “Expense Fund Amount”), which will be held by the CB Holders’ Representative in an account (the “Expense Fund”) and used for the purposes of paying directly, or reimbursing the CB Holders’ Representative for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto. The CB Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the CB Holders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The CB Holders’ Representative will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The CB Holders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the CB Holders’ Representative’s responsibilities, the CB Holders’ Representative shall disburse any remaining balance of the Expense Fund to the Exchange Agent for further distribution to the CB Holders. For tax purposes, the Expense Fund shall be treated as having been received and voluntarily set aside by the CB Holders at the time of Closing. The CB Holders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and is not responsible for any tax reporting or withholding with respect thereto.

10.19         Representation of Company and CB Holders’ Representative. GTY and Holdings each agree, on its own behalf and on behalf of each of its Affiliates, that Perkins Coie LLP may serve as counsel to any one or more of the Company, the CB Holders and the CB Holders’ Representative following the Closing, or to any of their respective directors, managers, officers, members, shareholders, partners, Affiliates, employees, agents, representatives, successors and assigns in connection with any matters related to this Agreement and the Transaction, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transaction notwithstanding any representation by Perkins Coie LLP prior to the Closing Date of the Company. Each of GTY, Holdings and the Company hereby (i) waives any claim they have or may have that Perkins Coie LLP has a conflict of interest or is otherwise prohibited from engaging in such representation, and (ii) agrees that, in the event that a dispute arises after the Closing between any of GTY, Holdings, the Company and the CB Holders (including the CB Holders’ Representative ) or any of the Affiliates of any of the CB Holders, Perkins Coie LLP may represent the CB Holders (including the CB Holders’ Representative) or any of the Affiliates of any of the CB Holders in such dispute even though the interests of such person(s) may be directly adverse to GTY, Holdings or the Company and even though Perkins Coie LLP may have represented the Company in a matter substantially related to such dispute. Each of GTY, Holdings and the Company also further agrees that, as to all communications among Perkins Coie LLP and the Company and the CB Holders (including the CB Holders’ Representative) or any of the Affiliates of any of the CB Holders, that were in connection with the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the CB Holders and shall be controlled by the CB Holders and shall not pass to or be claimed by GTY, Holdings or the Company. Notwithstanding the foregoing, in the event that a dispute arises between GTY, Holdings or the Company and a third person other than a Party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Perkins Coie LLP to such third person; provided, however, that the Company may not waive such privilege without the prior written consent of the CB Holders’ Representative.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

CITYBASE, INC.

By:	/s/ Michael Duffy
Name: Michael Duffy
Title: Chief Executive Officer

GTY TECHNOLOGY HOLDINGS INC. (CAYMAN ISLANDS)

By:	/s/ Harry L. You
Name: Harry L. You
Title: President and Chief Financial Officer

GTY TECHNOLOGY HOLDINGS INC. (MASSACHUSETTS)

By:	/s/ Harry L. You
Name: Harry L. You
Title: President and Chief Financial Officer

GTY CB MERGER SUB, INC.

By:	/s/ Harry L. You
Name: Harry L. You
Title: President and Chief Financial Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the CB Holders’ Representative

By:
Name:
Title:

[Signature Page to Agreement and Plan of Merger]